FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the year ended December 31, 2008

Commission File Number:  001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X              Form 40-F ___

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ___

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                 No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: March 13, 2009

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its audited financial statements for its fiscal year ended December 31, 2008.

On January 9, Nymox announced the publication of a positive peer-reviewed paper on the clinical utility of the Company’s urine test as an aid to physicians in the diagnosis of Alzheimer’s disease in the current issue of Expert Review of Molecular Diagnostics (January 2008; 8:21-28). The paper, entitled “Practical utility of urinary assay in the diagnosis of Alzheimer's disease: AlzheimAlert™,” is authored by Ira Goodman, MD, the Director of Neurology, Orlando Regional HealthCare, Florida, and Associate Clinical Professor, Departments of Neurology & Medicine, University of Florida School of Medicine. The article reviews the large number of basic research and clinical studies to date concerning the accuracy and specificity of the Company’s urinary assay and concludes that the product adds significant useful information in the diagnosis of Alzheimer's disease (AD), particularly for the family physician. The author documents several of his own clinical cases where the assay results proved useful in either arriving at a diagnosis of AD or in helping to rule it out. For example, one report involved a 39 year male with an elevated AlzheimAlert™ result supportive of an AD diagnosis. Eventually, extensive further testing confirmed a rare form of familial AD.  A second of the author’s cases involved a 54 year old male with a history of cognitive decline and an elevated AlzheimAlert™ result. Eventually, a brain biopsy confirmed the diagnosis. In other cases in the article, negative AlzheimAlert™ results helped eventually to lead to other diagnoses which were not AD.

On February 6, Nymox announced that analysis of results from the Company’s new multi-center U.S. Phase 2 Study NX02-0016 of NX-1207 for benign prostatic hyperplasia (BPH) showed statistically significant superiority of NX-1207 to finasteride, a widely marketed approved treatment for BPH.  In the intent-to-treat cohort in the study after 90 days, the tested therapeutic dose of NX-1207 had a mean BPH Symptom Score improvement of 9.71 points, which was markedly better than the improvement shown by finasteride (4.13 points).  This difference was statistically significant (p=0.001).  There were no significant side effects from NX-1207 in the trial. The prospective randomized clinical trial was undertaken at 32 U.S. sites and enrolled 85 subjects, with subjects randomized to receive a therapeutic dose (2.5 mg) of NX-1207 (n=50), finasteride (n=25) or a very low dose (0.125 mg) of NX-1207 (n=10).  Subjects randomized to finasteride took finasteride daily.  Subjects randomized to NX-1207 were given a one-time single dose intraprostatic injection administered by a urologist in an office setting.  The entire procedure lasted on average 5-10 minutes, with the injection taking 1-2 minutes. Results from this study also showed that after 90 days subjects in the per protocol cohort given the therapeutic dose of NX-1207 had a statistically significant mean reduction in prostate volume (6.11 mL or 13.1%; p < 0.001) and a statistically significant mean increase in peak urine flow (2.61 mL/sec; p < 0.001) as compared to baseline values before treatment.  The study also showed a clear dose-response as measured by symptom improvement, prostate volume reduction and peak flow increase in comparisons between the therapeutic dose (2.5 mg) of NX-1207 and the very low dose (.125 mg) of NX-1207.

On March 11, Nymox announced that NX-1207 can markedly reduce the incidence of nighttime urination (nocturia), a particularly bothersome symptom associated with benign prostatic hyperplasia (BPH). After 90 days, subjects treated with a therapeutic dose of NX-1207 had a mean reduction in nocturia symptom score of 41% versus 4% for subjects treated with finasteride, an approved BPH treatment. This improvement was statistically significant (p<.001). Having to repeatedly get up in the night to urinate is a common symptom of BPH that can cause chronic sleep loss and, in turn, lead to fatigue, memory deficits, mood changes including depression, and increased risk of long term medical problems.

On April 1, Nymox announced the release of further positive new clinical trial data from study NX02-0016 of NX-1207. In the study’s Intent-to-Treat group at 3 months, more than four times as many positive responses to treatment were documented in subjects randomized to the NX-1207 therapeutic dose as compared to subjects randomized to the comparator finasteride  For the purposes of the comparison, positive response was defined as a 10 point BPH Symptom Score improvement, which in the study corresponded to a 45% average decline in the severity of BPH symptoms. This difference in response rate between NX-1207 and the comparator was statistically significant (p<.001).

The Company previously completed three other U.S. trials and 5 follow-up studies for NX-1207. In a Phase 2 double-blind, placebo controlled, randomized multi-center U.S. Study NX02-0014, patients treated with NX-1207 showed after 3 months a statistically significant mean improvement of 9.35 points in BPH Symptom Score values and a statistically significant reduction in mean prostate volume. A recently completed blinded placebo-controlled follow-up study assessed treatment outcomes for 103 subjects from this Phase 2 study 16 to 27 months after a single treatment with NX-1207 or placebo. The study results showed evidence of durable benefit from NX-1207 treatment. At the time of follow-up, 52% of patients treated with NX-1207 were not on BPH medication and had not required surgical intervention for their BPH since their initial treatment with NX-1207; these patients had a mean improvement of 10.2 points in AUA BPH Symptom Score values.

On February 19, Nymox reported that newly published studies show the need for independent confirmation of smoking status. The Company’s NicAlert™ and TobacAlert™ products allow for quick and convenient on-site monitoring of tobacco and second-hand smoke exposure. A newly published study, reviewed smoking data for 15,182 adults collected in the Third National Health and Nutrition Examination Survey and found that 8% of all self-reported non-smokers were actually smokers as independently determined by cotinine testing, and that this percentage rose to 25% for the elderly over the age of 75. The researchers cautioned against relying on self-reported tobacco use and recommended that additional measures such as cotinine testing be used to validate smoking status. The study, entitled “Age and race/ethnicity-gender predictors of denying smoking, United States,” is published in the Journal of Health Care for the Poor and Underserved (2008;19(1):75-89) and is authored by Dr. Monica Fisher of Case Western Reserve University and by other researchers at Case Western, the University of Michigan and the University of Kentucky. A second new independent study reported positive data on the accuracy and usefulness of Nymox’s NicAlert™ test for verifying household second-hand smoke exposure in family dogs.  Researchers studying the effects of second-hand smoke on the lungs of Yorkshire terriers used NicAlert™ test to measure the level of cotinine, a metabolite of nicotine, in the dogs’ urine. The paper, “The dog as a passive smoker: Effects of exposure to environmental cigarette smoke on domestic dogs,” (Nicotine & Tobacco Research (November 2007) 9:1171–1176) was co-authored by Marcello Rodrigues Roza and Carlos Alberto Assis of the Department of Pneumology, University of Brasilia.  The authors concluded that NicAlert™ testing “is an effective method to confirm environmental smoke exposure” and that dog owners should be advised of the consequences of tobacco smoke to the respiratory systems of both dogs and themselves.

NicAlert™ employs Nymox’s proprietary technology to measure levels of cotinine, a metabolite of nicotine widely used to determine tobacco product use and second-hand smoke exposure. The product requires no instruments for its use and provides an on-site visual read-out of the level of tobacco use or exposure within minutes.

The urine-based version of NicAlert™ received clearance from the U.S. Food and Drug Administration to measure tobacco use and exposure and achieved certification for sale in the European Union with the CE Mark. A saliva-based version of NicAlert™ has achieved certification with the CE Mark, permitting its sale in the European Union. NicAlert™ can be used with both urine and saliva samples. TobacAlert™ which employs the same technology is available as an over-the counter product in the U.S. for detecting second-hand smoke exposure.

Independent studies have confirmed the accuracy and effectiveness of Nymox’s testing technology.  Researchers at the Centers for Disease Control and Prevention (CDC) authored a study in the peer-review literature using NicAlert™ (Journal of Analytical Toxicology 2005; 29: 814-818) and found that NicAlert™ measurements correlated well with the far more complex laboratory testing (liquid chromatography-mass spectrometry) used in the CDC laboratory. Other independent peer-reviewed studies have also found the technology employed in NicAlert™ to be accurate, rapid and cost-effective (Cancer Epidemiology, Biomarkers & Prevention 2002; 11:1123-1125; Nicotine & Tobacco Research 2002; 4:305-9).  A recently published independent study reported positive data on the accuracy and usefulness of NicAlert™ testing for tobacco exposure using saliva samples in a family practice setting (Cancer Epidemiology, Biomarkers & Prevention Sep 2007; 16:1858-62).

On April 30, Nymox announced results from a long term outcome study of NX-1207 for benign prostatic hyperplasia (BPH). The study evaluated symptomatic progress of U.S. patients involved in the Company’s two Phase 1-2 studies initiated in 2003. Patients treated with NX-1207 were followed-up on an unselected and as available basis and assessed for symptomatic improvement, treatment outcomes, and durability of efficacy 54 months after NX-1207 treatment. These subjects were last assessed at 42 months after treatment. Overall, 75% of the patients in the new outcome study treated with NX-1207 reported no current drug treatment for their BPH and had a mean improvement of 11.1 points in AUA Symptom Score.  In addition, 38% of the patients reported no other approved treatments at any time for their BPH since their original treatment with NX-1207, with a mean improvement of 9.8 points. This sustained improvement in BPH symptom score after NX-1207 treatment compares favorably to the 3.5 to 5 points reported in published studies of currently approved BPH drugs, which, unlike NX-1207 treatment, require uninterrupted, daily administration to be effective.

BPH treatment represents a growing market with more than 100 million men worldwide being estimated to suffer from BPH symptoms. The disorder is a common affliction of older men, affecting approximately half of men over age 50 and close to 90% of men by age 80, and is associated with growth in prostate size as men age.  BPH causes difficulties with urination associated with aging, such as urination at night, urge to void frequently, hesitancy, weak stream, and other problems, and can cause acute urinary retention requiring immediate medical attention.

On May 28, Nymox announced significant long-term improvement in men treated with NX-1207 in a newly completed clinical study. The controlled study assessed BPH symptoms and treatment outcomes 22 to 33 months after a single treatment with NX-1207 or placebo in 93 consecutive unselected patients at 17 clinical trial sites across the U.S. The follow-up study was designed to assess the durability of the beneficial treatment effect of NX-1207 which is a key factor for patients and urologists and for payor acceptance of the drug. The study measured how much of the symptomatic improvement persisted in men who were initially responders to the drug in the trial. Compared to baseline, individuals on no other treatment for BPH who received NX-1207 22-33 months previously showed statistically significant improvement at 3 therapeutic dose levels of NX-1207: 10 mg (p=.019), 5 mg (p=.0029), and 2.5 mg (p=.0068). Control patients who had received placebo showed no statistically significant difference from baseline. Low dose NX-1207 (.125 mg) has been shown in a separate blinded clinical trial not to have statistically significant effect on BPH symptoms. Results in the new study also showed that patients at follow-up without any other treatment for BPH had a mean of 11.3 points BPH Symptom Score reduction, which represents a 47% improvement in symptoms from before treatment.  These responders at 22 to 33 months follow-up maintained an average 92% of their initial 90 day improvement after a single NX-1207 treatment.

On June 9, Nymox announced that, following communications with the U.S. Food and Drug Administration (FDA), the Company is commencing its Phase 3 development program for NX-1207.

On April 22, Nymox announced the publication of new independent studies finding that the Company's NicAlert™ Saliva product provides an accurate, convenient and cost-effective way to verify self-reported smoking status with broad potential applications both in the clinic and in large research trials and surveys. In one study, researchers collected saliva samples from 41 smokers and 45 nonsmokers and tested the samples with both NicAlert™ Saliva test strips and with gas chromatography (GC), a complex and sophisticated laboratory testing method in order to verify smoking status.  The researchers found that NicAlert™ Saliva testing was “both valid and reliable compared with the GC saliva cotinine test” despite being one-third the cost and concluded that “studies that evaluate disease outcomes related to smoking or new smoking cessation methods should consider testing participants’ saliva using [NicAlert™] to verify self-reported smoking status.”  They also noted that NicAlert™ Saliva has “the potential for use in large population-based trials of smoking cessation interventions, for evaluating the effectiveness of a cessation service, and in population prevalence surveys to measure rates of smoking and quitting over time” and “also may be of value in cessation practice” as a point-of-care test that can provide immediate feedback. The study was conducted by researchers at Clinical Trials Research Unit, University of Auckland, Auckland, New Zealand and is published in the latest issue of Nicotine & Tobacco Research, the official journal of the Society for Research on Nicotine and Tobacco (SRNT) (Fiona Cooke, et al, “Diagnostic accuracy of NicAlert cotinine test strips in saliva for verifying smoking status,” Nicotine Tob Res. 2008;10:607-12). The study confirmed earlier published studies that found that NicAlert™ Saliva provided a rapid and convenient way of verifying smoking status without requiring elaborate and expensive laboratory facilities: Cancer Epidemiol Biomarkers Prev. 2007;16:1858-62 and Int J Circumpolar Health. 2007; 66 Suppl 1:29-38.

NicAlert™ Saliva is increasingly being reported used in a wide range of research studies where there is a need to verify or monitor smoking status or nicotine replacement therapy (NRT): see, for example, Am J Prev Med. 2007; 33:297-305 (monitoring NRT in smoking cessation research involving pregnant women), Int J Behav Med. 2006;13:16-25 (verifying smoking status in a smoking study of cancer patients), and Neuropsychopharmacology 2008; 33:480–490 (confirming non-smoking status for entry into the study).

In September, Nymox announced three separate presentations of new data by independent clinical investigators involved in U.S. clinical trials of NX-1207. The first presentation was at the annual meeting of the Northeastern Section of the American Urological Association in Santa Ana Pueblo, NM; the second at the annual meeting of the South Central Section of the American Urological Association in San Diego; and the third presentation was at the annual meeting of the North Central Section of the American Urological Association in Chicago. The data were reported from NX-1207 Study NX02-0016 which compared 90 day results for patients with symptomatic BPH who were given a single administration of one of 2 dose levels of NX-1207 or a 90 day course of finasteride, an approved drug for BPH.

The San Diego presentation was given by Dr. Pat Hezmall of Arlington, Texas. Detailed new data were reported on symptomatic benefit from NX-1207, prostate gland volume reduction and urine peak flow rate change, as well as safety data. According to the presentation "NX-1207 treatment for LUTS due to BPH involves an office based, transrectal injection requiring only a few minutes to administer, associated with minimal discomfort and no catheterization requirement. Results at 90 days indicate significant symptomatic improvement and a very acceptable safety profile."

The presentation in Santa Ana Pueblo was given by Dr. Raphael Wurzel of New Britain, Connecticut. Further detailed new data on NX-1207 efficacy and safety were reported. According to the presentation, after 90 days patients treated with a single therapeutic dose of NX-1207 had “significantly improved” BPH symptom scores (AUASI improvement of 9.71 points, p=.034) and “significantly reduced” prostate size (reduction of 4.90 g, p=.013). The presentation noted that NX-1207 treatment was office-based and analgesic and anesthetic-free, did not require catheterization and had no compliance problems.  The injection usually took “1-2 minutes to perform.”

On September 25th at the Annual Meeting of the North Central Section of the American Urological Association held in Chicago. Neal D. Shore, MD, FACS, of Myrtle Beach, SC made the podium presentation.  Dr. Shore is an independent clinical investigator who has participated in four of the NX-1207 clinical trials as well as six follow-up studies of the drug. Dr. Shore serves as an Editorial Consultant for Urology Times. Dr. Shore’s presentation provided an overview of the clinical trial results to date showing the safety and efficacy of NX-1207 in the treatment of BPH, including data from the recently completed Phase 2 clinical trial. The presentation also reviewed the extensive pre-clinical animal studies of NX-1207, including histopathological studies showing evidence of widespread prostate cell loss one year after a single intraprostatic injection of NX-1207. Reducing the size of the prostate is known to provide symptomatic relief for men suffering from BPH as well as positive long-term healthcare outcomes.

On October 10, Nymox announced that the presentation of NX-1207 clinical study data at the AUA South Central Section annual meeting in Santa Ana Pueblo, NM was featured in the Urology Times, the widely distributed and most read publication of U.S. urologists. In addition, news of the NX-1207 clinical studies success was also shown on several U.S. television networks.

On October 20, Nymox announced that an important new study has found that ongoing statin drug use was associated with a 67% reduction in the risk of AD (Current Alzheimer Research 2008; 5: 416-421).  The authors concluded that the “data suggest that statins produce a significant reduction in the risk of AD.” Nymox holds U.S. and global patent rights for the use of statin drugs for the prevention and treatment of Alzheimer’s disease (AD), including for patients at risk for AD because of vascular-related risk factors or disease. In the study, 2,233 people aged 70 years or older from six U.S. centers were followed for 4 years with annual assessments of cognitive changes.  Subjects with suspected cognitive decline were referred for an in-depth evaluation for dementia and AD diagnosis.  The study also tracked the use of statin and other cholesterol-lowering agents.  Subjects who were taking statin drugs were found to have a statistically significant 67% reduction in the risk of AD.

The study authors also reviewed the other published studies assessing the effect of statin use on later risk of AD in the elderly and noted that 13 out of 15 of these studies had reported reduced risk for AD associated with cholesterol-lowering therapy. They concluded: “Overall, the evidence, with limited exceptions, suggests that statin therapy provides some level of benefit in treating individuals with AD, and prior statin use may reduce the risk of AD later in life.” Statins are widely used cholesterol-lowering drugs with a well-established track record of safety. They have an estimated global market over $25 billion and represent a potential new way of treating or preventing AD. Statin drug use has been shown to be associated with a lower risk of neuropathological changes in the brain of AD (Neurology 2007;69;878-885). AD is the leading cause of dementia in the elderly, afflicting an estimated 4.5 million people in the U.S.

The results of a major long-term study published in J Neurol NeuroSurg Psychiatry (Oct. 17, 2008) provides powerful new evidence that taking statins substantially reduces the risk of AD. In this comprehensive study, researchers in The Netherlands found that older men and women who took statin drugs during the multi-year study had a 43% lower risk of AD.  No such reduction in AD risk was found for non-statin cholesterol lowering medication. The study was part of the Rotterdam Study, a highly respected long term prospective study of factors that determine the occurrence of common diseases of the elderly, such as heart disease and Alzheimer’s disease.  Researchers followed 6,992 men and women recruited at age 55 years or older from baseline (1990-1993) until January 2005 for incident AD. During this period, participants were screened periodically for signs of dementia and those with suspected cognitive decline were referred for exhaustive in-depth evaluation for dementia and AD diagnosis. They were also continuously monitored for incident dementia through access to medical records databases. The researchers had complete access to the participants’ prescription medication records, including statins, thus eliminating a potential source of error compared to earlier studies that relied on self-reported drug use. The 47% reduction in AD risk for people taking statins was similar in size to the positive effect for statins found in some earlier large scale observational or prospective studies:  67% reduction in the risk of AD (Current Alzheimer Research 2008; 5: 416-421); 48% reduction in risk of dementia or cognitive impairment for statin users (Neurology 2008; 71; 344-350); 74% unadjusted lower risk of AD for statin users (Arch Neurol 2002; 59: 223-227); 69.6% lower prevalence of AD for statin users (Arch Neurol 2000; 57: 1439-1443); 71% lower relative risk of AD for statin users (Lancet 2000; 356:1627-1631).

In October, Nymox announced that results of clinical studies of NX-1207 were presented on October 30th at the 84th Annual Meeting of the Western Section of the American Urological Association being held in Monterey, California. The podium presentation was given by Dr. Barrett Cowan of Denver. Dr. Cowan is an independent clinical investigator who has participated in the NX-1207 U.S. clinical trials for 4 years. Dr. Cowan presented data showing statistically significant improvement in urinary symptoms for men given NX-1207 compared to controls at 90 days (p=.014) and at 180 days (p=.027), as well as significant prostate gland volume reduction (p<.001).  Patients on NX-1207 had a mean improvement in urinary peak flow rate of 2.79 mL/sec. Dr. Cowan’s presentation also provided an overview of the clinical trial results to date showing the safety and efficacy of NX-1207 in the treatment of BPH, including data from the recently completed Phase 2 clinical trial. The presentation also reviewed the extensive pre-clinical animal studies of NX-1207, including histopathological studies showing evidence of widespread prostate cell loss one year after a single intraprostatic injection of NX-1207.

On November 12, Nymox announced positive new results from the Company’s most recent study of NX-1207. A total of 67 patients and controls in this multi-center U.S. study consisting of 92% of eligible patients were followed for an average of 59 weeks after a single administration of NX-1207. Of the patients given full dose NX-1207, 76.7% required no further treatment compared to 37.5% for controls (statistically significant, p=.012). The subjects who received NX-1207 and received no further treatment maintained a mean improvement of 8.9 points in their BPH Symptom Scores which corresponds to a 38% reduction in symptoms from baseline, compared to 2.8 points or a 15% reduction in symptoms for controls. This improvement in symptom score after a single administration of NX-1207 was statistically significant (p=.038).

Nymox wishes to thank our over 4,000 shareholders for your strong support. The Nymox team is enthusiastic about our pipeline of projects. We will be working diligently in the upcoming year for your Company.

 /s/ Paul Averback MD

Paul Averback MD

President

March 13, 2009

CORPORATE INFORMATION

Directors & Corporate Officers

Paul Averback MD, DABP	CEO, President and Chairman
Roy M Wolvin.	CFO
JackGemmell LLB	General Counsel and Director
Brian Doyle BSc, MBA	Senior Manager, Global Sales and Marketing
Celine Dupuis MD, DABP	Chief Clinical Officer
Randall Lanham Esq	Director
Paul McDonald	Director
Roger Guy MD	Director
Prof. David Morse PhD	Director

Auditors	KPMG LLP

Legal Consel	Foley & Lardner

Transfer Agent	Computershare Investor Services

Bankers	CIBC/Bank of America

Stock Exchange Listings	The NASDAQ Stock Market

Stock Trading Symbol	NASDAQ: NYMX

Operating Facilities	777 Terrace Avenue
Hasbrouck Heights, NJ, USA, 07604

990 Cavendish Blvd.
St.-Laurent, PQ, Canada H4M 2V2

Website	www.nymox.com

E-mail	info@nymox.com

TABLE OF CONTENTS

Message to Shareholders	1
Corporate Information	6
Management's Discussion and Analysis	7
Management’s Report	19
Report of Independent Registered Public Accounting Firm	21
Report of Independent Registered Public Accounting Firm	22
Consolidated Balance Sheets	25
Consolidated Statements of Operations	26
Consolidated Statements of Shareholder’s Equity	27
Consolidated Statements of Cash Flows	28
Notes to Consolidated Financial Statements	29

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in US dollars)

This Management’s discussion and analysis (MD&A) comments on the Company’s operations, performance and financial condition as at and for the years ended December 31, 2008 and 2007. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 13, 2009. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The audited Consolidated Financial Statements and this MD&A were reviewed by the Company’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about the Company can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a significant R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3. NX-1207 has shown positive results in several Phase 1 and 2 clinical trials in the U.S. The Company successfully completed a 43 site prospective randomized double-blinded placebo controlled Phase 2 U.S. clinical trial of NX-1207 in 2006, which showed statistically significant efficacy and a good safety profile. In February 2008, the Company reported positive results in a 32 site U.S. Phase 2 prospective randomized blinded clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Nymox reported positive results in six other follow-up studies of NX-1207 in BPH patients. The Company is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. AlzheimAlert™ is an accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

Risk Factors

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our 20F filed on EDGAR and of our Annual Information Form filed on SEDAR for a discussion of the management and investment issues that affect the Company and our industry. The risk factors that could have an impact on the Company’s financial results are summarized as follows:

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Our Clinical Trials for our Therapeutic Products in Development, such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

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Our Clinical Trials for our Therapeutic Products, such as NX-1207, May be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines

•

A Setback in Any of our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

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We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

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We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

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Even If We Obtain Regulatory Approvals for our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

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It is Uncertain When, if Ever, We Will Make a Profit

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We May Not Be Able to Raise Enough Capital to Develop and Market Our Products

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We Face Challenges in Developing, Manufacturing and Improving Our Products

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Our Products and Services May Not Receive Necessary Regulatory Approvals

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We Face Significant and Growing Competition

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We May Not Be Able to Successfully Market Our Products

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Protecting Our Patents and Proprietary Information is Costly and Difficult

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We Face Changing Market Conditions

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Health Care Plans May Not Cover or Adequately Pay for our Products and Services

•

We Face Potential Losses Due to Foreign Currency Exchange Risks

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgment.

The consolidated financial statements of the Company have been prepared under Canadian generally accepted accounting principles and include a reconciliation to accounting principles generally accepted in the United States (see Canadian/US reporting differences in the Notes to the Consolidated Financial Statements). The Company’s functional and reporting currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition. Revenues from agreements that include multiple elements are considered to be a revenue arrangement with multiple deliverables.  Under this type of arrangement, the identification of separate units of accounting is required and revenue is recognized for each unit as described above.

Valuation of Long-lived Assets

Property and equipment, patents and intellectual property rights acquired are stated at cost and are amortized on a straight-line basis over the estimated useful lives. The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•

Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•

Significant negative industry or economic trends.

Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its fair value. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property, equipment or intellectual property rights acquired are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The Company uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Company’s earnings.

Valuation of Future Income Tax Assets

Management judgment is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $12.5 million as of December 31, 2008, due to uncertainties related to our ability to utilize all of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Company’s products and technologies.

Results of Operations

Selected Annual Information	2008	2007	2006
Total revenues	$428,409	$433,933	$442,861
Net loss	$(4,590,345)	$(5,290,431)	$(4,893,685)
Loss per share (basic & diluted)	$(0.15)	$(0.18)	$(0.18)
Total assets	$4,067,611	$4,260,346	$3,970,845

Quarterly Results 2008	Q1	Q2	Q3	Q4
Total revenues	$105,521	$120,636	$82,357	$119,895
Net loss	$(1,232,063)	$(1,138,139)	$(1,350,536)	$(869,607)
Loss per share (basic & diluted)	$(0.04)	$(0.04)	$(0.05)	$(0.03)

Quarterly Results 2007	Q1	Q2	Q3	Q4
Total revenues	$138,666	$87,412	$70,226	$137,629
Net loss	$(1,132,520)	$(1,464,950)	$(1,386,084)	$(1,306,878)
Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.05)	$(0.05)

All amounts are in U.S. dollars.

Results of Operations – 2008 compared to 2007

Net losses were $869,607, or $0.03 per share, for the quarter and $4,590,345, or $0.15 per share, for the year ended December 31, 2008, compared to $1,306,878 or $0.05 per share, for the quarter and $5,290,431 or $0.18 per share for the year ended December 31, 2007. The decrease in net losses is attributable to a reduction in expenditures relating to clinical trials during this period. The weighted average number of common shares outstanding for the year ended December 31, 2008 was 29,749,000 compared to 29,005,342 for the same period in 2007.

There have been no material adjustments or extraordinary items during the quarter ended or during the year ended December 31, 2008.

Revenues

Revenues from sales amounted to $119,826 for the quarter and $426,675 for the year ended December 31, 2008, compared with $135,002 for the quarter and $412,923 for the year ended December 31, 2007. The decrease for the quarter is due to timing differences and the increase for the year is due to increases in the number of customers for NicAlert in the US in 2008 compared to 2007. The development of therapeutic candidates and moving therapeutic product candidates through clinical trials is a priority for the Company at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $318,161 for the quarter and $2,164,611 for the year ended December 31, 2008, compared with $720,869 for the quarter and $2,797,903 for the year ended December 31, 2007. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. The decrease in expenditures for the quarter and the year is principally attributable to a reduction in expenditures relating to clinical trials during this period. Research and development expenditures also include impairment costs relating to patents which have expired, or to patent applications which Management has decided to abandon entirely or to discontinue pursuing in certain jurisdictions. For the year 2008, impairment costs on patents amounted to $228,606 compared to $61,224 in 2007. For the year-ended 2008, research tax credits amounted to $111,243 compared to $68,041 in 2007 as a result of additional expenditures claimed for refundable tax credits in 2008 compared to 2007. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures amounted to $44,530 for the quarter and $187,868 for the year ended December 31, 2008, compared with $66,517 for the quarter and $236,395 for the year ended December 31, 2007. The decrease for the quarter and the year is due primarily to expenditures incurred for publicity and medical conferences in 2007, which were not repeated in 2008.  The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses amounted to $267,311 for the quarter and $1,064,903 for the year ended December 31, 2008, compared with $247,882 for the quarter and $970,919 for the year ended December 31, 2007. The increase for the quarter and the year is due to higher costs relating to compliance with United States securities laws, and in particular Section 404 of the Sarbanes-Oxley Act and related regulations, and to expenditures on investor meetings in 2008. The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Stock-based Compensation

The Company accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. In 2008, stock-based compensation costs of $817,000 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years, compared to $818,720 in 2007. An additional $89,360 was recorded in the third quarter for options granted to the Company’s directors, and $18,860 was recorded in the fourth quarter for options granted to a consultant, which were fully vested at the date of grant, compared to $146,360 recorded in the third quarter for options granted to the Company’s directors, and $33,960 recorded in the fourth quarter for options granted to a consultant, in 2007.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 73% of 2008 expenses (72% in 2007) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2008 or 2007.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – 2007 compared to 2006

Net losses were $1,306,878, or $0.05 per share, for the quarter and $5,290,431, or $0.18 per share, for the year ended December 31, 2007, compared to $1,234,985, or $0.04 per share, for the quarter and $4,893,685, or $0.18 per share, respectively, for the corresponding periods in 2006. The increase in net losses for both the quarter and the year is attributable to increased expenditures in research and development of products in the Company’s pipeline and due to increased stock compensation expenses. The weighted average number of common shares outstanding for the year ended December 31, 2007 was 29,005,342 compared to 27,644,749 for the same period in 2006.

Revenues

Revenues from sales amounted to $135,002 for the quarter and $412,923 for the year ended December 31, 2007, compared with $83,478 for the quarter and $437,440 for the year ended December 31, 2006. The variance for the quarter is due to timing differences in the orders of products in 2007 compared to 2006. The variance for the year is due to a decrease in sales to Europe (AlzheimAlert decrease of 33.2% and NicAlert/TobacAlert decrease of 53.9%).

Research and Development

Research and development expenditures were $720,869 for the quarter and $2,797,903 for the year ended December 31, 2007, compared with $701,498 for the quarter and $2,594,714 for the year ended December 31, 2006. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Management’s decision to increase expenditures in 2007 relating to general research on therapeutic candidates in the Company pipeline explains the increase for the quarter and year-to-date. Research and development expenditures also include impairment costs relating to patents which have expired, or to patent applications which Management has decided to abandon entirely or to discontinue pursuing in certain jurisdictions. For the year 2007, impairment costs on patents amounted to $61,224 compared to $0 in 2006. For the year-ended 2007, research tax credits amounted to $68,041 compared to $53,618 in 2006 as a result of additional expenditures claimed for refundable tax credits in 2007 compared to 2006.

Marketing Expenses

Marketing expenditures were $66,517 for the quarter and $236,395 for the year ended December 31, 2007, in comparison to expenditures of $66,513 for the quarter and $236,054 for the year ended December 31, 2006. Expenditures in 2007 were consistent compared to the same period in 2006.

Administrative Expenses

General and administrative expenses amounted to $247,882 for the quarter and $970,919 for the year ended December 31, 2007, compared with $192,723 for the quarter and $954,397 for the year ended December 31, 2006. The increase for the quarter and the year is due to higher professional fees relating to compliance with United States securities laws, and in particular Section 404 of the Sarbanes-Oxley Act and related regulations.

Stock-based Compensation

In 2007, stock-based compensation costs of $818,720 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years, compared to $416,928 in 2006. An additional $146,360 was recorded in the third quarter for options granted to the Company’s directors, and which were fully vested at the date of grant, compared to $65,760 for options granted to the Company’s directors in 2006. In 2007, stock-based compensation also included the effect of a fully vested option grant to a consultant for an expense of $33,960 compared to expenses of $338,400 recorded in 2006 on option grants to a consultant and an employee of the Company. An amount of $16,220 was also recorded in 2006 for the 50,000 options granted in 2003 which vest annually over four years

Contractual Obligations

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $22,102 per month.

Contractual Obligations	Total	Current	2-4 years	5+ years
Rent	$442,033	$265,220	$176,813	$0
Operating Leases	$79,821	$21,692	$44,777	$13,352
Total Contractual Obligations	$521,854	$286,912	$221,590	$13,352

The Company has no binding commitments for the purchase of property, equipment, patents or intellectual property. The Company has no commitments that are not reflected in the balance sheet except for operating leases.

Contingency

A contractor has served the Company with a Statement of Claim filed with the California Superior Court claiming $2,000,000 in damages for injury to his reputation and business for alleged failure to pay for services rendered. The Company has paid in full for all contracted services and believes that the claim is wholly without merit, and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

Transactions with Related Parties

The Company had no transactions with related parties in 2008 or 2007.

Financial Position

Liquidity and Capital Resources

As of December 31, 2008, cash totaled $275,858 and receivables including tax credits totaled $170,740. In November 2007, the Company signed a common stock private purchase agreement, whereby an investor is committed to purchase up to $15 million of the Company’s common shares over a twenty-four month period commencing November 16, 2007. As at December 31, 2008, 16 drawings were made under this purchase agreement, for total proceeds of $3,695,000. On January 30, 2008, 50,917 common shares were issued at a price of $4.91 per share. On February 12, 2008, 84,980 common shares were issued at a price of $5.06 per share. On March 4, 2008, 56,391 common shares were issued at a price of $5.32 per share. On March 28, 2008, 58,366 common shares were issued at a price of $5.14 per share. On May 6, 2008, 34,325 common shares were issued at a price of $4.37 per share. On May 27, 2008, 34,965 common shares were issued at a price of $4.29 per share. On June 23, 2008, 46,838 common shares were issued at a price of $4.27 per share. On July 24, 2008, 28,169 common shares were issued at a price of $3.55 per share. On August 6, 2008, 59,267 common shares were issued at a price of $4.64 per share. On August 22, 2008, 23,364 common shares were issued at a price of $5.35 per share. On September 10, 2008, 36,496 common shares were issued at a price of $5.48 per share. On September 17, 2008, 36,430 common shares were issued at a price of $5.49 per share. On September 26, 2008, 43,706 common shares were issued at a price of $5.72 per share. On October 23, 2008, 61,659 common shares were issued at a price of $4.46 per share. On November 26, 2008, 108,280 common shares were issued at a price of $3.14 per share. On December 22, 2008, 48,701 common shares were issued at a price of $3.08 per share.

The Company negotiated a new agreement with the same investor on November 10, 2008, which became effective December 23, 2008, under the same terms and conditions of the previous agreement. The Company can draw down $15,000,000 over 24 months under the new agreement. At December 31, 2008, the Company can draw down $15,000,000 over the remaining 22 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

The Company must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Company.

Current Economic Environment

During the past year the capital markets have been characterized by significant volatility and by a marked reduction in the ability of companies in all sectors to obtain public financing, and in particular, those in the biotechnology sector. As previously indicated, the Company depends on an equity financing arrangement with a private investment company to fund its activities. Since January 2003, the Company has had a Common Stock Private Purchase Agreement with the same investment company (the "Purchaser") that establishes the terms and conditions for the purchase of common shares by the Purchaser. This 24 month agreement has been replaced annually since 2003 in order to ensure that the Company has funding in place at all times for at least the coming year. In November 2008, the previous agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Company can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Company. The Company may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement. The Company made drawdowns for aggregate proceeds of $5,350,000 in 2007 and $3,695,000 in 2008 under the agreements, and has made two drawdowns in 2009 for aggregate proceeds of $450,000 under the current agreement. The Company is not aware of any information that would lead it to believe that the investor will not be able to meet its commitments under the current agreement.

Further information concerning our capital and risk management is provided below.

Capital disclosures

The Company's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures. The Company makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Company defines capital as total shareholders’ equity.  To fund its activities, the Company has followed an approach that relies almost exclusively on the issuance of common equity. Since inception, the Company has financed its liquidity needs primarily through private placements and since 2003 through a financing agreement with an investment company that has been replaced annually by a new agreement with the same investor. The Company intends to access financing under this agreement when appropriate to fund its research and development activities. The recent financial crisis in the United States and the global economic environment has had a negative impact on the availability of liquidity in the market and may have an effect on the liquidity of the Purchaser to our Common Stock Private Purchase Agreement. Since 2003 through to January 2009, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Company tries to optimize its liquidity needs by non-dilutive sources, including sales, investment tax credits and interest income. The Company's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses. The Company has no debt. The Company is not subject to any capital requirements imposed by external parties.

Financial risk management

Foreign currency risk

The Company uses the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Company’s equity financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent.  Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each balance sheet date.  Fluctuations in the currency used for the payment of the Company’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Company’s operating results but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible. The Company does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 73% of expenses that occurred during the year ended December 31, 2008 (2007 - 72%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2008, 2007 or 2006.

The following table provides significant items exposed to foreign exchange as at December 31, 2008:

CA$

Cash	$8,343
Accounts and other receivables and research tax credits receivable	145,045
Accounts payable and accrued liabilities	(265,563)

$(112,175)

The following exchange rates applied for the year ended December 31, 2008:

	Average rate	Reporting date rate
	(twelve months)	December 31, 2008

US$ - CA$	1.0660	1.2180

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net loss by less than $10,000, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar would have had an equal but opposite effect to the amount shown above, on the basis that all other variables remain constant.

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. Cash is maintained with a high-credit quality financial institution.  For accounts receivable, the Company performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

The Company has a limited number of customers.  Accounts receivable on the consolidated balance sheet are trade receivables of $37,873, all of which were aged under 45 days.  Four customers accounted for 74% of the trade receivables balance at December 31, 2008.  An amount of $13,660 was recorded as bad debt expense for the period ended December 31, 2008 (nil for the period ended December 31, 2007).

At December 31, 2008, the Company’s maximum credit exposure corresponded to the carrying amount of cash and accounts and other receivables.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Accounts and other receivables, and accounts payable and accrued liabilities bear no interest. The Company has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2008, an assumed .5% increase or .5% decrease in interest rates during such period would have had no significant effect on the net loss.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.  The Company does not have an operating credit facility and finances its activities through an equity financing agreement with an investment company, as previously discussed.

The following are the contractual maturities of financial liabilities as at December 31, 2008:

	Carrying Amount	Less than 1 year	1 year to 5 years

Accounts payable and accrued liabilities	$1,240,847	$1,240,847	$-

Subsequent Events

As at March 13, 2009, two drawings were made under the common stock private purchase agreement, for total proceeds of $450,000. On January 27, 2009, 70,225 common shares were issued at a price of $3.56 per share. On February 27, 2009, 65,789 common shares were issued at a price of $3.04 per share.

Outstanding Share Data

As at March 13, 2009, there were 30,314,621 common shares of Nymox issued and outstanding. In addition, 4,869,000 share options are outstanding, of which 2,943,375 are currently vested. There are no warrants outstanding.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Company’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of December 31, 2008.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that internal control over financial reporting was effective as of that date.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Annual Report, has issued an attestation report that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008.

Changes in Internal Controls Over Financial Reporting

There have been no changes during fiscal 2008 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes to Accounting Policies

Accounting changes in 2007

Effective with the commencement of its 2007 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.  Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair market value, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

The standards also require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

As a result of the adoption of these standards, the Company has classified its accounts receivable and long-term receivable as “loans and receivables”, and its accounts payable, accrued liabilities and notes payable as “other financial liabilities”.  These classifications had no impact on the Company’s financial position or results of operations.  In addition, the adoption of standards of Sections 1530, 3251, 3855 and 3861 had no impact on the financial statements for the year ended December 31, 2008.

Accounting Changes in 2008

Capital Disclosures and Financial Instruments - Disclosures and Presentation

Effective with the commencement of its 2008 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, Capital Disclosures, ClCA Handbook Section 3862, Financial Instruments - Disclosures, and ClCA Handbook Section 3863, Financial Instruments - Presentation. The sections relate to disclosure and presentation only and did not have an impact on the Company’s financial results (see notes 11, 12 and 13).

Inventories

Effective with the commencement of its 2008 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3031, Inventories, which harmonizes the Canadian standards related to inventories with International Financial Reporting Standards ("IFRS"). This section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. The adoption of this standard did not have an impact on the Company’s financial results.

Goodwill and intangible assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company will adopt this standard effective January 1, 2009.

As a result of this change in accounting standards, starting January 1, 2009, direct costs incurred to secure patents related to internally-generated assets will no longer by capitalized by the Company.  As well, subsequent financial statements for periods beginning on or after January 1, 2009 will provide comparative financial information for previous financial periods to reflect the financial position and results of operations that would have resulted if the patent costs had not been capitalized in those previous periods.  Thus, in order to provide an appropriate basis for comparison with 2009 financial figures, subsequent financial statements will present for comparison purposes only, an increase in the net loss figure for 2008, 2007 and 2006 of $46,758, $455,719 and $388,546, respectively, and an increase in the accumulated deficit by $2,426,709 on January 1, 2006.

Future Accounting Policies

International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (IASB).  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company is currently assessing the future impact of these new standards on its consolidated financial statements.

As at December 31, 2008, Management has begun the process of change-over to IFRS as follows: (1) the significant accounting policy choices are being assessed, (2) expert outside consultants have been engaged and the training program commenced, (3) the scoping study has been prepared, (4) the review of GAAP related covenants and contracts has been completed, and (5) the accounting policy review and IFRS implementation plan process is underway.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20F and of our Annual Information Form, for a discussion of the various factors that may affect the Company’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

MANAGEMENT’S REPORT

The accompanying consolidated financial statements have been prepared by management and were approved by the Board of Directors of the Company. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The reconciliation to U.S. GAAP is presented in Notes to the Consolidated Financial Statements. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

To assist management in discharging these responsibilities, the Company maintains a system of internal controls which are designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and timely financial information.

KPMG LLP, the Company’s auditors, are appointed by the shareholders. Their audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, to enable them to express an opinion on the consolidated financial statements in conformity with Canadian generally accepted accounting principles. In addition, our auditors have issued an attestation report on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2008.

The Board of Directors ensures that the management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit Committee composed of three independent Directors. The Audit Committee meets periodically with management and with the external auditors, to review audit recommendations and any matters, which the auditors believe, should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

/s/ Paul Averback MD	/s/ Roy Wolvin
Paul Averback	Roy Wolvin
Chief Executive Officer &	Chief Financial Officer &
President	Secretary-Treasurer

March 13, 2009

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL
CORPORATION

Years ended December 31, 2008, 2007 and 2006

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Tour KPMG
Montréal Québec H3A 03A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated balance sheets of Nymox Pharmaceutical Corporation (the "Corporation") and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 14 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 12, 2009 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada

February 12, 2009 (except for note 17 (b), which is as of
    February 27, 2009)

*CA Auditor permit no 14114
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Tour KPMG
Montréal Québec H3A 03A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nymox Pharmaceutical Corporation

We have audited Nymox Pharmaceutical Corporation's (the "Corporation") internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Internal Control over Financial Reporting” [included in the accompanying Management’s Discussion and Analysis]. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*CA Auditor permit no 14114
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the Canadian generally accepted auditing standards, the consolidated balance sheets of the Corporation as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 12, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada

February 12, 2009

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 2008 and 2007
(in US dollars)

	2008	2007

Assets

Current assets:
Cash	$275,858	$273,108
Accounts receivable	37,873	29,253
Other receivables	21,624	31,127
Research tax credits receivable	111,243	68,041
Inventories	33,907	29,431
	480,505	430,960
Long-term security deposit	26,994	26,994
Long-term receivables	-	70,000
Property and equipment (note 4)	21,525	19,710
Patents and intellectual property (note 5)	3,538,587	3,712,682

	$4,067,611	$4,260,346

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,078,897	$1,082,182
Accrued liabilities	161,950	183,569
Deferred lease inducement (note 8 (a))	9,623	9,623
Deferred revenue	–	3,333
	1,250,470	1,278,707
Deferred lease inducement (note 8 (a))	6,415	16,038
Non-controlling interest (note 6)	800,000	800,000

Shareholders' equity:
Share capital (note 7)	53,850,147	50,155,147
Additional paid-in capital	3,403,201	2,477,981
Deficit	(55,242,622)	(50,467,527)
	2,010,726	2,165,601
Commitments and contingencies (note 8)
Subsequent events (note 17)

	$4,067,611	$4,260,346

See accompanying notes to consolidated financial statements.

On behalf of the Board:

  /s/ Paul Averback MD          Director

 /s/ Paul McDonald                Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

	2008	2007	2006

Revenues:
Sales	$426,675	$412,923	$437,440
Interest	1,734	21,010	5,421
	428,409	433,933	442,861

Expenses:
Research and development	2,164,611	2,797,903	2,594,714
Less research tax credits	(111,243)	(68,041)	(53,618)
	2,053,368	2,729,862	2,541,096
General and administrative	1,064,903	970,919	954,397
Marketing	187,868	236,395	236,054
Cost of sales	262,331	241,443	241,398
Depreciation of property and equipment	9,957	7,242	3,624
Amortization of patents and intellectual property	509,641	503,549	462,642
Stock-based compensation (note 7 (c))	925,220	1,015,260	837,308
Interest and bank charges	5,466	19,694	60,027
	5,018,754	5,724,364	5,336,546

Net loss and comprehensive loss	$(4,590,345)	$(5,290,431)	$(4,893,685)

Basic and diluted loss per share (note 10)	$(0.15)	$(0.18)	$(0.18)

Weighted average number of common shares outstanding	29,749,000	29,005,342	27,644,749

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Shareholders' Equity

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

			Additional
	Share capital		paid-in
	Number	Dollars	capital	Deficit	Total
Balance, December 31, 2005	26,728,781	$39,488,350	$626,525	$(39,702,738)	$412,137
Issuance of share capital	1,593,472	4,955,000	–	–	4,955,000
Share issue costs	–	–	–	(284,227)	(284,227)
Stock-based compensation	–	–	837,308	–	837,308
Net loss	–	–	–	(4,893,685)	(4,893,685)
Balance, December 31, 2006	28,322,253	44,443,350	1,463,833	(44,880,650)	1,026,533
Issuance of share capital (note 7 (a))	952,500	5,350,000	–	–	5,350,000
Share issue costs	–	–	–	(296,446)	(296,446)
Exercise of stock options (note 7 (b)):
Cash	91,000	360,685	–	–	360,685
Ascribed value	–	1,112	(1,112)	–	–
	91,000	361,797	(1,112)	–	360,685
Stock-based compensation	–	–	1,015,260	–	1,015,260
Net loss	–	–	–	(5,290,431)	(5,290,431)
Balance, December 31, 2007	29,365,753	50,155,147	2,477,981	(50,467,527)	2,165,601
Issuance of share capital (note 7 (a))	812,854	3,695,000	–	–	3,695,000
Share issue costs	–	–	–	(184,750)	(184,750)
Stock-based compensation	–	–	925,220	–	925,220
Net loss	–	–	–	(4,590,345)	(4,590,345)
Balance, December 31, 2008	30,178,607	$53,850,147	$3,403,201	$(55,242,622)	$2,010,726

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

	2008	2007	2006

Cash flows from operating activities:
Net loss	$(4,590,345)	$(5,290,431)	$(4,893,685)
Adjustments for:
Depreciation of property and equipment	9,957	7,242	3,624
Amortization of patents and intellectual property	509,641	503,549	462,642
Stock-based compensation	925,220	1,015,260	837,308
Write-down of patent costs	228,606	61,224	-
Write-down of long-term receivable	70,000	-	-
Amortization of lease inducement	(9,623)	(9,623)	(9,623)
Changes in operating assets and liabilities:
Accounts and other receivables	883	(14,073)	16,414
Research tax credits receivable	(43,202)	(14,423)	(50,543)
Inventories	(4,476)	14,714	30,037
Long-term security deposit	-	8,999	-
Accounts payable and accrued liabilities	(373,561)	46,300	(577,356)
Deferred revenue	(3,333)	(15,907)	(32,962)
	(3,280,233)	(3,687,169)	(4,214,144)

Cash flows from financing activities:
Proceeds from issuance of share capital	3,695,000	5,710,685	4,955,000
Share issue costs	(184,750)	(296,446)	(284,227)
Repayment of notes payable	-	(500,000)	-
	3,510,250	4,914,239	4,670,773

Cash flows from investing activities:
Additions to property and equipment	(11,772)	(19,113)	-
Additions to patent costs	(215,495)	(1,169,973)	(372,981)
	(227,267)	(1,189,086)	(372,981)

Net increase in cash	2,750	37,984	83,648

Cash, beginning of year	273,108	235,124	151,476

Cash, end of year	$275,858	$273,108	$235,124

Supplemental disclosure to statements of cash flows:
(a) Interest paid	$-	$40,276	$50,289
(b) Non-cash transactions:
Additions to patent costs included in accounts payable and accrued liabilities at year-end	561,174	212,517	582,854

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and maintaining access to existing financing arrangements under the Common Stock Private Purchase Agreement referred to in note 7 (a). The Corporation depends on this financing to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation's requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

2.	Significant accounting policies:

(a)	Consolidation:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles (“GAAP”) and include the accounts of its US subsidiaries, Nymox Corporation and Serex Inc. Intercompany balances and transactions have been eliminated on consolidation.

Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. A reconciliation of shareholders’ equity reported in accordance with Canadian GAAP and with US GAAP is presented in note 14.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

2.	Significant accounting policies (continued):

	(b)	Financial assets and liabilities:

Under new standards adopted effective with the commencement of the 2007 fiscal period as described in note 3 (a), all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair market value, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

As a result of the adoption of these standards, the Corporation has classified its accounts receivable, other receivables and long-term receivable as “loans and receivables”, and its accounts payable and accrued liabilities as “other financial liabilities”.

	(c)	Inventories:

Inventories consist of finished goods and are carried at the lower of cost and net realizable value. Cost is determined on the basis of weighted average cost.

	(d)	Property and equipment, patents and intellectual property:

Property and equipment, patents and intellectual property are recorded at cost. Depreciation and amortization are provided using the straight-line method at the following rates:

Asset	Rate

Laboratory equipment	20%
Computer equipment	33 1/3%
Office equipment and fixtures	20%
Intellectual property rights acquired	10%

Direct costs incurred in connection with securing the patents are capitalized. Patents are being amortized using the straight-line method over the shorter of their economic useful lives or their legal terms of existence ranging from 17 to 20 years.

(e)	Impairment and disposal of long-lived assets:

Long-lived assets, consisting of property and equipment and intangible assets with definite useful lives, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for long-lived assets, when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the net asset exceeds its fair value.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

2.	Significant accounting policies (continued):

	(f)	Revenue recognition:

Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period during which the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

Revenues from agreements that include multiple elements are considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is recognized for each unit as described above.

Deferred revenue represents amounts billed to and received from customers in advance of revenue recognition.

	(g)	Research and development expenditures:

Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles. At December 31, 2008 and 2007, no development expenditures have been deferred.

	(h)	Foreign currency translation:

The Corporation’s measurement currency is the United States dollar. Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than the United States dollar are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in currencies other than the United States dollar are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses denominated in currencies other than the United States dollar are translated at the average exchange rate prevailing during the year, except for depreciation and amortization which are translated at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses resulting from the translation are included in the determination of net earnings.

Foreign exchange gains/losses included in the consolidated statements of operations for fiscal 2008 amounted to $(23,020) (2007 - $7,381; 2006 - $8,092).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

2.	Significant accounting policies (continued):

	(i)	Stock-based compensation:

The Corporation records stock-based compensation relating to employee and non-employee stock options granted using the fair value based method estimated using the Black-Scholes model. Under this method, compensation cost is measured at the date of grant and is expensed over the award's vesting period.

	(j)	Income taxes:

The Corporation accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset, if it is more likely than not that the asset will not be realized.

	(k)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options were exercised, and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

	(l)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and intangible assets, as well as estimating the recoverability of research tax credits receivable and future tax assets. The reported amounts and note disclosure are determined to reflect the most probable set of economic conditions and planned courses of action. Actual results could differ from those estimates.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

3.	Changes in accounting policies:

(a)	Accounting changes in 2007:

Effective with the commencement of its 2007 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles. The adoption of these standards did not have an effect on the Corporation’s consolidated financial statements.

(b)	Accounting changes in 2008:

Capital Disclosures and Financial Instruments - Disclosures and Presentation

Effective with the commencement of its 2008 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, Capital Disclosures, ClCA Handbook Section 3862, Financial Instruments - Disclosures, and ClCA Handbook Section 3863, Financial Instruments - Presentation. The sections relate to disclosure and presentation only and did not have an impact on the Corporation’s financial results (see notes 11, 12 and 13).

Inventories

Effective with the commencement of its 2008 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3031, Inventories, which harmonizes the Canadian standards related to inventories with International Financial Reporting Standards ("IFRS"). This section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. The adoption of this standard did not have an impact on the Corporation’s financial results.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

3.	Changes in accounting policies (continued):

(c)	Future accounting changes:

Goodwill and intangible assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Corporation will adopt this standard effective January 1, 2009.

As a result of this change in accounting standards, starting January 1, 2009, direct costs incurred to secure patents related to internally-generated assets will no longer be capitalized by the Corporation. As well, subsequent financial statements for periods beginning on or after January 1, 2009 will provide comparative financial information for previous financial periods to reflect the financial position and results of operations that would have resulted if the patent costs had not been capitalized in those previous periods. Thus, in order to provide an appropriate basis for comparison with 2009 financial figures, subsequent financial statements will present, for comparison purposes only, an increase in the net loss figure for 2008, 2007 and 2006 of $46,758, $455,719 and $388,546, respectively, and an increase in the accumulated deficit by $2,426,709 on January 1, 2006.

International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Corporation will be required to report under IFRS for its 2011 interim and annual financial statements. The Corporation will convert to these new standards according to the timetable set within these new rules. The Corporation is currently assessing the future impact of these new standards on its consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

4.	Property and equipment:

			2008

		Accumulated
		depreciation	Net book
	Cost	and amortization	value

Laboratory equipment	$434,751	$420,840	$13,911
Computer equipment	22,802	17,960	4,842
Office equipment and fixtures	91,635	88,863	2,772

	$549,188	$527,663	$21,525

			2007

		Accumulated
		depreciation	Net book
	Cost	and amortization	value

Laboratory equipment	$435,322	$418,882	$16,440
Computer equipment	17,623	14,353	3,270
Office equipment and fixtures	88,170	88,170	-

	$541,115	$521,405	$19,710

5.	Patents and intellectual property:

			2008

		Accumulated	Net book
	Cost	amortization	value
Patent costs	$4,818,243	$1,500,511	$3,317,732
Intellectual property rights acquired	2,222,661	2,001,806	220,855

	$7,040,904	$3,502,317	$3,538,587

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

5.	Patents and intellectual property (continued):

			2007

		Accumulated	Net book
	Cost	amortization	value
Patent costs	$4,645,279	$1,374,305	$3,270,974
Intellectual property rights acquired	2,222,661	1,780,953	441,708

	$6,867,940	$3,155,258	$3,712,682

The estimated aggregate amortization expense for 2009 is approximately $220,000, after consideration of the change in accounting policy described in note 3 (c) that the Corporation will adopt on January 1, 2009.

6.	Non-controlling interest:

Non-controlling interest relates to redeemable, convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. The preferred shares are also convertible into common shares of Serex at a price of $3.946 per share.

7.	Share capital:

	2008	2007

Authorized:
An unlimited number of common shares

Issued and outstanding:
30,178,607 common shares (2007 - 29,365,753 shares)	$53,850,147	$50,155,147

(a)	Common Stock Private Purchase Agreement:

In November 2007, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2008, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

7.	Share capital (continued):

(a)	Common Stock Private Purchase Agreement (continued):

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In 2008, the Corporation issued 812,854 (2007 - 952,500) common shares to the Purchaser for aggregate proceeds of $3,695,000 (2007 - $5,350,000) under the agreements. At December 31, 2008, the Corporation can require the Purchaser to purchase up to $15,000,000 of common shares over the remaining 22 months of the agreement, provided the Corporation adheres to its covenants.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares is 5,500,000 and the maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant and vest either immediately or over periods up to five years.

The following table provides the activity of stock option awards during the period and for options outstanding and exercisable at the end of the period, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represents the pre-tax intrinsic value based on the Corporation’s closing stock price at December 31, 2008 of $3.40, which would have been received by option holders had they exercised their options at that date and sold their shares at market price.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

7.	Share capital (continued):

(b)	Stock options (continued):

		Options outstanding			Non-vested options

		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		grant date
	Number	price	expiration	value	Number	fair value

Balance, December 31, 2005	1,811,500	$3.41			20,000	$1.62
Granted	3,805,500	2.94			3,565,500	3.00
Expired/cancelled	(450,000)	4.35			–	–
Vested	–	–			(313,000)	3.02

Outstanding, December 31, 2006	5,167,000	3.17			3,272,500	3.00
Exercised	(91,000)	3.96			–	–
Granted	50,000	5.86			–	–
Expired	(307,000)	4.49			–	–
Vested	–	–			(605,000)	3.01

Outstanding, December 31, 2007	4,819,000	3.11	7.8	$12,852,015	2,667,500	3.00
Exercised	–	–			–	–
Granted	50,000	3.49			–	–
Expired	–	–			–	–
Vested	–	–			(593,750)	3.00

Outstanding, December 31, 2008	4,869,000	$3.11	6.9	$1,868,920	2,073,750	$3.00

Options exercisable	2,795,250	$3.19	6.2	$1,039,420	N/A	$ N/A

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

7.	Share capital (continued):

(b)	Stock options (continued):

At December 31, 2008, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date

50,000	50,000	$6.93	January 22, 2009
2,000	2,000	6.41	March 23, 2009
20,000	20,000	3.12	May 13, 2009
75,000	75,000	3.12	June 1, 2009
125,000	125,000	3.88	May 1, 2010
28,000	28,000	1.93	April 23, 2011
1,500	1,500	4.20	November 8, 2011
75,000	75,000	4.33	November 13, 2011
50,000	50,000	3.75	April 28, 2013
37,000	37,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013
200,000	200,000	2.82	June 9, 2016
40,000	40,000	2.74	July 17, 2016
3,565,500	1,491,750	3.00	August 24, 2016
10,000	10,000	5.51	March 1, 2017
40,000	40,000	5.95	August 23, 2017
40,000	40,000	3.61	July 16, 2018
10,000	10,000	3.03	November 26, 2018

4,869,000	2,795,250	$3.11

On January 22, 2009, 50,000 options expired unexercised.

(c)	Stock-based compensation:

	2008	2007	2006

Stock-based compensation pertaining to general and administrative	$171,920	$228,920	$360,840
Stock-based compensation pertaining to marketing	12,040	29,980	107,700
Stock-based compensation pertaining to research and development	741,260	756,360	368,768

	$925,220	$1,015,260	$837,308

At December 31, 2008, the unrecognized compensation cost related to non-vested awards was $2,853,480 and the remaining weighted average recognition period is approximately 42 months.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

7.	Share capital (continued):

(c)	Stock-based compensation (continued):

The fair value of the options granted during the year was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2008	2007	2006

Risk-free interest rate	3.16%	4.23%	4.14%
Expected volatility	73.37%	70.83%	66.04%
Expected life in years	5	5	5
Dividend yield	0%	0%	0%

The weighted average grant-date fair value of options granted during the year ended December 31, 2008 was $2.16 per share (2007 - $3.61 per share).

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

8.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under operating leases that were entered into by the Corporation for the next five years are as follows:

2009	$287,000
2010	196,000
2011	13,000
2012	13,000
2013	13,000

$522,000

In 2005, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2010. In connection with these agreements, the Corporation received lease inducements totaling $48,101. These amounts are being taken into income on a straight-line basis as a reduction of rental expense over the term of the leases. At December 31, 2008, the remaining deferred lease inducement was $16,038 (2007 - $25,661), of which $9,623 has been classified in current liabilities and $6,415 (2007 - $16,038) has been classified as long-term.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

8.	Commitments and contingencies (continued):

(b) Contingencies:

(i)

In 2005 and 2006, the Corporation received proposed notices of assessment relating to its 2001, 2002 and 2003 taxation years from the Canadian taxation authorities, reducing the Corporation's claim for research and development tax credits in those taxation years. The reductions include refundable tax credits totalling $66,864, which were previously received by the Corporation, and non-refundable tax credits totalling $122,121, which are available to reduce future federal income taxes payable over the carryforward period to 2013. The non- refundable credits were not previously recognized for financial statement purposes. The Corporation filed a notice of objection to the assessments with the taxation authorities. This matter was settled in 2008 in the Corporation’s favour and no amounts will have to be refunded to the tax authorities.

(ii)

A contractor has served the Corporation with a Statement of Claim filed with the California Superior Court claiming $2,000,000 in damages for injury to his reputation and business for alleged failure to pay for services rendered. The Corporation has paid in full for all contracted services and believes that the claim is wholly without merit, and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements.

9.	Income taxes:

Details of the components of income taxes are as follows:

	2008	2007	2006

Loss before income taxes:
Canadian operations	$(4,016,077)	$(4,691,371)	$(4,316,579)
US operations	(574,268)	(599,060)	(577,106)
	(4,590,345)	(5,290,431)	(4,893,685)

Basic income tax rate	30.9%	32%	32%

Income tax recovery at statutory rates	(1,418,417)	(1,692,938)	(1,565,979)

Adjustments in income taxes resulting from:
Non-recognition of losses and other unclaimed deductions	1,145,055	1,368,055	1,442,041

Effect of change in rates:
Decrease in future tax assets	–	(1,155,509)	(964,000)
Decrease in valuation allowance	–	1,155,509	964,000
Permanent differences	273,362	324,883	123,938

Income taxes	$-	$-	$-

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

9.	Income taxes (continued):

The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

	2008	2007

Future tax assets:
Non-capital losses	$10,251,000	$11,374,000
Scientific research and experimental development expenditures	1,081,000	1,318,000
Capital losses	428,000	899,000
Property and equipment and patents	655,000	618,000
Share issue costs	121,000	160,000
	12,536,000	14,369,000

Less valuation allowance	(12,477,000)	(14,235,000)
	59,000	134,000

Future tax liabilities:
Intellectual property rights	(59,000)	(134,000)

Net future tax asset	$-	$-

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income. The generation of future taxable income is dependent on the successful commercialization of the Corporation's products and technologies.

The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures, which are available to reduce future years’ taxable income. These expire as follows:

	Federal	Provincial

Non-capital losses:
2009	$3,167,000	$3,040,000
2010	3,351,000	3,303,000
2014	3,587,000	3,571,000
2015	2,863,000	2,875,000
2026	3,089,000	3,038,000
2027	2,927,000	2,863,000
2028	2,715,000	2,715,000

Scientific research and development expenditures:
Indefinitely	2,651,000	5,744,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

9.	Income taxes (continued):

The Corporation also has investment tax credits available in the amount of approximately $377,000 to reduce future years’ Canadian federal taxes payable. These credits expire as follows:

2009	$9,000
2010	19,000
2011	19,000
2012	43,000
2013	56,000
2014	18,000
2015	29,000
2026	54,000
2027	60,000
2028	70,000

$377,000

In addition, the Corporation’s US subsidiaries have losses carried forward of approximately $11,122,000 which expire as follows:

2010	$51,000
2011	1,035,000
2012	1,932,000
2018	2,781,000
2019	1,078,000
2020	813,000
2021	664,000
2022	522,000
2023	565,000
2024	353,000
2025	264,000
2026	355,000
2027	373,000
2028	336,000

$11,122,000

10.	Earnings per share:

Diluted loss per share was not presented as the effect of options would have been dilutive because the Corporation incurred losses in each of the last three fiscal years. All outstanding options could potentially be dilutive in the future.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

11.	Capital disclosures:

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total shareholders’ equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common equity. Since inception, the Corporation has financed its liquidity needs primarily through private placements and since 2003 through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 7 (a) -Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The recent financial crisis in the United States and the global economic environment have had a negative impact on the availability of liquidity in the market and may have an effect on the liquidity of the Purchaser to our Common Stock Private Purchase Agreement. Since 2003 through to January 2009, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, investment tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses. The Corporation has no debt.

The Corporation is not subject to any capital requirements imposed by external parties.

12.	Financial risk management:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including foreign currency risk, credit risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

12.	Financial risk management (continued):

(a)	Foreign currency risk:

The Corporation uses the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Corporation’s equity financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each balance sheet date. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Corporation’s operating results but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 73% of expenses that occurred during the year ended December 31, 2008 (2007 - 72%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2008, 2007 or 2006.

The following table provides significant items exposed to foreign exchange as at December 31, 2008:

		CA$

Cash		$8,343
Accounts, other receivables and research tax credits receivable		145,045
Accounts payable and accrued liabilities		(265,563)

		$(112,175)

The following exchange rates were applied for the year ended December 31, 2008:

	Average rate	Reporting date rate
	(twelve months)	December 31, 2008

US$ - CA$	1.0660	1.2180

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net loss by less than $10,000, assuming that all other variables remained constant.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

12.	Financial risk management (continued):

	(a)	Foreign currency risk (continued):

An assumed 5% weakening of the US dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remain constant.

	(b)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and accounts receivable. Cash is maintained with a high-credit quality financial institution. For accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

The Corporation has a limited number of customers. Included in the consolidated balance sheet are trade receivables of $37,873, all of which were aged under 45 days. Four customers accounted for 74% of the trade receivables balance at December 31, 2008. An amount of $13,660 was recorded as bad debt expense for the year ended December 31, 2008 (nil for the year ended December 31, 2007).

At December 31, 2008, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, accounts receivable and other receivables.

	(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Accounts receivable, other receivables, accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2008, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

	(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 11 to the audited consolidated financial statements ("Capital disclosures"). The Corporation does not have an operating credit facility.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

12.	Financial risk management (continued):

(d)	Liquidity risk (continued):

The following are the contractual maturities of financial liabilities as at December 31, 2008:

	Carrying	Less than
	amount	1 year	1 year to 5 years

Accounts payable and accrued liabilities	$1,240,847	$1,240,847	$–

13.	Financial instruments:

Fair value disclosure:

	December 31, 2008		December 31, 2007
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Loans and receivables:
Accounts receivable and other receivables	$59,497	$59,497	$60,380	$60,380

Financial liabilities, at amortized cost:
Accounts payable	1,078,897	1,078,897	1,082,182	1,082,182
Accrued liabilities	161,950	161,950	183,569	183,569

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences:

(a)	Consolidated shareholders' equity:

The reconciliation of shareholders' equity reported in accordance with Canadian GAAP and with US GAAP is as follows:

	2008	2007	2006

Shareholders' equity, Canadian GAAP	$2,010,726	$2,165,601	$1,026,533

Adjustments:
Stock-based compensation - options granted to non-employees (ii):
Cumulative compensation expense	(1,425,143)	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706	1,477,706
Change in reporting currency (i)	(62,672)	(62,672)	(62,672)
	(10,109)	(10,109)	(10,109)

Shareholders' equity, US GAAP	$2,000,617	$2,155,492	$1,016,424

(i)	Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 was translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

(ii)	Stock-based compensation:

For US GAAP purposes, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No-123R, Share-Based Payments, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide services. The Corporation adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered at such date.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences (continued):

(a)	Consolidated shareholders' equity (continued):

(ii)	Stock-based compensation (continued):

Previously, the Corporation elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the measurement date.

For Canadian GAAP purposes, the Corporation has been applying the fair value based method since January 1, 2004 to account for employee stock options. Prior to January 1, 2004, the Corporation applied the fair value based method only to stock-based payments to non-employees and applied the settlement method of accounting for employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options was credited to share capital and no compensation cost was recognized.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures:

(i)	Development stage company:

The Corporation is in the process of developing unique patented products, which are subject to approval by the regulatory authorities. The Corporation has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No. 7, and the following additional disclosures under US GAAP are provided:

	Cumulative	Cumulative
	since the date of	since the date of
	inception of	inception of
	the Corporation	the Corporation
	to December 31,	to December 31,
	2008	2007

Revenues:
Sales	$3,246,882	$2,820,207
Interest revenue	538,563	536,829
License revenue	97,403	97,403
Research contract	30,000	30,000

Expenses:
Gross research and development expenditures	26,510,899	24,346,288
Other expenses	30,497,038	27,642,895

Cash outflows	(45,415,649)	(42,135,416)
Investing activities	(4,773,956)	(4,546,689)
Financing activities	50,465,464	46,955,214

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below:

			Additional
	Number of		paid-in	Accumulated
	shares	Consideration	capital	deficit	Total

Year ended July 31, 1990:
Common shares issued	2,500,000	$172,414	$-	$-	$172,414
Net loss	-	-	-	(109,241)	(109,241)

Balance, July 31, 1990	2,500,000	172,414	-	(109,241)	63,173

Year ended July 31, 1991:
Net loss	-	-	-	(21,588)	(21,588)
Cumulative translation adjustment	-	1,499	-	(950)	549

Balance, July 31, 1991	2,500,000	173,913	-	(131,779)	42,134

Year ended July 31, 1992:
Common shares issued	9,375	31,468	-	-	31,468
Net loss	-	-	-	(45,555)	(45,555)
Cumulative translation adjustment	-	(6,086)	-	5,598	(488)

Balance, July 31, 1992	2,509,375	199,295	-	(171,736)	27,559

Year ended July 31, 1993:
Common shares issued	201,250	159,944	-	-	159,944
Common shares cancelled	(500,000)	-	-	-	-
Net loss	-	-	-	(38,894)	(38,894)
Cumulative translation adjustment	-	(13,994)	-	12,830	(1,164)

Balance, July 31, 1993	2,210,625	345,245	-	(197,800)	147,445

Year ended July 31, 1994:
Common shares issued	2,500	7,233	-	-	7,233
Net loss	-	-	-	(53,225)	(53,225)
Cumulative translation adjustment	-	(25,173)	-	15,808	(9,365)

Balance, July 31, 1994	2,213,125	327,305	-	(235,217)	92,088

Year ended July 31, 1995:
Common shares issued	78,078	303,380	-	-	303,380
Net loss	-	-	-	(285,910)	(285,910)
Cumulative translation adjustment	-	5,196	-	(7,221)	(2,025)

Balance, July 31, 1995 carried forward	2,291,203	635,881	-	(528,348)	107,533

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):

			Additional
	Number of		paid-in	Accumulated
	shares	Consideration	capital	deficit	Total

Balance, July 31, 1995 brought forward	2,291,203	$635,881	$-	$(528,348)	$107,533

Period ended December 31, 1995:
Adjustment necessary to increase the number of common shares	12,708,797	-	-	-	-

Adjusted number of common shares	15,000,000	635,881	-	(528,348)	107,533
Common shares issued	2,047,082	2,997,284	-	-	2,997,284
Net loss	-	-	-	(1,194,226)	(1,194,226)
Share issue costs	-	(153,810)	-	-	(153,810)
Cumulative translation adjustment	-	2,858	-	(6,328)	(3,470)

Balance, December 31, 1995	17,047,082	3,482,213	-	(1,728,902)	1,753,311

Year ended December 31, 1996:
Common shares issued	882,300	3,852,364	-	-	3,852,364
Net loss	-	-	-	(3,175,587)	(3,175,587)
Share issue costs	-	(170,699)	-	-	(170,699)
Stock-based compensation	-	-	434,145	-	434,145
Cumulative translation adjustment	-	(16,769)	(2,217)	24,544	5,558

Balance, December 31, 1996	17,929,382	7,147,109	431,928	(4,879,945)	2,699,092

Year ended December 31, 1997:
Common shares issued	703,491	3,180,666	-	-	3,180,666
Net loss	-	-	-	(3,755,409)	(3,755,409)
Share issue costs	-	(161,482)	-	-	(161,482)
Capital stock subscription	-	352,324	-	-	352,324
Stock-based compensation	-	-	108,350	-	108,350
Cumulative translation adjustment	-	(299,275)	(21,578)	325,364	4,511

Balance, December 31, 1997	18,632,873	10,219,342	518,700	(8,309,990)	2,428,052

Year ended December 31, 1998:
Common shares issued	1,095,031	5,644,638	-	-	5,644,638
Net loss	-	-	-	(4,979,562)	(4,979,562)
Share issue costs	-	(54,131)	-	-	(54,131)
Stock-based compensation	-	-	274,088	-	274,088
Cumulative translation adjustment	-	(685,156)	(43,750)	720,173	(8,733)

Balance, December 31, 1998 carried forward	19,727,904	15,124,693	749,038	(12,569,379)	3,304,352

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):

			Additional
	Number of		paid-in	Accumulated
	shares	Consideration	capital	deficit	Total

Balance, December 31, 1998 brought forward	19,727,904	$15,124,693	$749,038	$(12,569,379)	$3,304,352

Year ended December 31, 1999:
Common shares issued	275,900	969,253	-	-	969,253
Net loss	-	-	-	(3,409,166)	(3,409,166)
Share issue costs	-	(35,041)	-	-	(35,041)
Stock-based compensation	-	-	198,815	-	198,815
Cumulative translation adjustment	-	943,133	52,563	(884,178)	111,518

Balance, December 31, 1999	20,003,804	17,002,038	1,000,416	(16,862,723)	1,139,731

Year ended December 31, 2000:
Common shares issued	1,373,817	5,909,340	-	-	5,909,340
Warrants and options	-	421,638	-	-	421,638
Net loss	-	-	-	(4,272,308)	(4,272,308)
Share issue costs	-	(353,204)	-	-	(353,204)
Stock-based compensation	-	-	257,690	-	257,690

Balance, December 31, 2000	21,377,621	22,979,812	1,258,106	(21,135,031)	3,102,887
Year ended December 31, 2001:
Common shares issued	919,904	2,554,254	-	-	2,554,254
Net loss	-	-	-	(3,095,133)	(3,095,133)
Share issue costs	-	(120,944)	-	-	(120,944)
Stock-based compensation	-	-	55,040	-	55,040

Balance, December 31, 2001	22,297,525	25,413,122	1,313,146	(24,230,164)	2,496,104
Year ended December 31, 2002:
Common shares issued	723,429	3,031,043	-	-	3,031,043
Net loss	-	-	-	(3,453,749)	(3,453,749)
Share issue costs	-	(166,842)	-	-	(166,842)
Stock-based compensation	-	-	41,140	-	41,140

Balance, December 31, 2002	23,020,954	28,277,323	1,354,286	(27,683,913)	1,947,696
Year ended December 31, 2003:
Common shares issued	1,380,205	4,096,000	-	-	4,096,000
Net loss	-	-	-	(4,395,428)	(4,395,428)
Share issue costs	-	(220,819)	-	-	(220,819)
Stock-based compensation	-	-	41,140	-	41,140

Balance, December 31, 2003	24,401,159	32,152,504	1,395,426	(32,079,341)	1,468,589
Year ended December 31, 2004:
Common shares issued	1,102,903	4,049,750	(375,717)	-	3,674,033
Net loss	-	-	-	(3,770,545)	(3,770,545)
Share issue costs	-	(210,939)	-	-	(210,939)
Stock-based compensation	-	-	41,140	-	41,140

Balance, December 31, 2004 carried forward	25,504,062	35,991,315	1,060,849	(35,849,886)	1,202,278

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):

			Additional
	Number of		paid-in	Accumulated
	shares	Consideration	capital	deficit	Total

Balance, December 31, 2004 brought forward	25,504,062	$35,991,315	$1,060,849	$(35,849,886)	$1,202,278

Year ended December 31, 2005:
Common shares issued	1,224,719	2,935,000	–	–	2,935,000
Net loss	–	–	–	(3,609,448)	(3,609,448)
Share issue costs	–	(166,942)	–	–	(166,942)
Stock-based compensation	–	–	41,140	–	41,140

Balance, December 31, 2005	26,728,781	38,759,373	1,101,989	(39,459,334)	402,028

Year ended December 31, 2006:
Common shares issued	1,593,472	4,955,000	–	–	4,955,000
Net loss	–	–	–	(4,893,685)	(4,893,685)
Share issue costs	–	(284,227)	–	–	(284,227)
Stock-based compensation	–	–	837,308	–	837,308

Balance, December 31, 2006	28,322,253	43,430,146	1,939,297	(44,353,019)	1,016,424

Year ended December 31, 2007:
Common shares issued	1,043,500	5,710,685	–	–	5,710,685
Net loss	–	–	–	(5,290,431)	(5,290,431)
Share issue costs	–	(296,446)	–	–	(296,446)
Stock-based compensation	–	–	1,015,260	–	1,015,260

Balance, December 31, 2007	29,365,753	48,844,385	2,954,557	(49,643,450)	2,155,492

Year ended December 31, 2008:
Common shares issued	812,854	3,695,000	–	–	3,695,000
Net loss	–	–	–	(4,590,345)	(4,590,345)
Share issue costs	–	(184,750)	–	–	(184,750)
Stock-based compensation	–	–	925,220	–	925,220

Balance, December 31, 2008	30,178,607	$52,354,635	$3,879,777	$(54,233,795)	$2,000,617

(ii)	FIN 48 - Accounting for tax uncertainties:

For US GAAP purposes, the Corporation adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (FIN 48), on January 1, 2007. FIN 48 clarifies the accounting for income taxes recognized in a company's financial statements in accordance with FASB statement No. 109. FIN 48 prescribes a more-likely-than-not recognition threshold for tax uncertainties. The adoption of FIN 48 resulted in no adjustment to the liability for unrecognized tax benefits. As of the date of adoption, December 31, 2007 and 2008, the total amount of unrecognized tax benefits was nil.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences (continued):

	(b)		Additional US GAAP disclosures (continued):

		(ii)	FIN 48 - Accounting for tax uncertainties (continued):

The Corporation files income tax returns with the federal and provincial tax authorities within Canada. The Corporation's subsidiaries file income tax returns in the United States. In general, the Corporation is subject to examination by taxing authorities for years after 2001.

		(iii)	SFAS No. 157 - Fair value measurements:

On January 1, 2008, the Corporation adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The Corporation does not have financial assets and liabilities that are measured at fair value on a recurring basis. The Corporation has elected to defer for one year the application of SFAS No. 157 for non-financial assets and liabilities.

		(iv)	Recently issued accounting pronouncements: SFAS141R – Business combinations

In December 2007, FASB issued FASB Statement No. 141 (Revised 2007), Business Combinations (“FAS 141R”). Under FAS 141R, an acquiring entity will be required to recognize all assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions. FAS 141R will change the accounting treatment for certain specific acquisition related items including: (1) expensing acquisition related costs as incurred; (2) valuing non-controlling interests at fair value at the acquisition date; and (3) expensing restructuring costs associated with an acquired business. FAS 141R also includes a substantial number of new disclosure requirements. FAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Corporation expects FAS 141R will have an impact on the accounting for future business combinations once adopted but the effect is dependent upon the acquisitions that are made in the future.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

14.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(iv)	Recently issued accounting pronouncements (continued):

SFAS No. 160 - Non-controlling interests in consolidated financial statements:

In December 2007, the FASB issued a revised standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Corporation does not expect the adoption of SFAS No. 160 to materially impact its financial statements.

FSP FAS142-3

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142. This change is intended to improve the consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141R and other generally accepted accounting principles (GAAP). The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Corporation is currently evaluating the impact of adopting FSP 142-3 on its consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006
(in US dollars)

15.	Segment disclosures:

The Corporation operates in one reporting segment - the research and development of products for the aging population. Geographic segment information is as follows:

		United	Europe
	Canada	States	and other

Revenues:
2008	$9,637	$347,764	$71,008
2007	34,410	349,337	50,186
2006	26,370	313,148	103,343

Property and equipment, patents and intellectual property:
2008	3,386,208	173,904	–
2007	3,484,094	248,298	–

Revenues are attributed to geographic locations based on location of customers.

Major customers:

Customers that accounted for greater than 10% of revenues were as follows:

	2008	2007	2006

Customer A	41%	40%	35%

16.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

17.	Subsequent events:

(a) On January 27, 2009, the Corporation issued 70,225 common shares for aggregate proceeds of $250,000 under the Common Stock Private Purchase Agreement referred to in note 7 (a).

(b) On February 27, 2009, the Corporation issued 65,789 common shares for aggregate proceeds of $200,000 under the Common Stock Private Purchase Agreement referred to in note 7 (a).

EXHIBIT 99.1

COMMON STOCK PRIVATE PURCHASE AGREEMENT

This COMMON STOCK PRIVATE PURCHASE AGREEMENT (this “Agreement’) is dated as of November 10, 2008 by and between Nymox Pharmaceutical Corporation, a Canadian corporation (the “Company”), and Lorros-Greyse Investments, Ltd. (the “Purchaser”).

The parties hereto agree as follows:

ARTICLE I

Definitions

Section 1.1

Certain Definitions.

a)

“Average Price” shall be the average of the Closing Prices of the Company’s Common Stock for each Trading Day in the Draw Down Period.

b)

“Closing Price” shall mean the price for the last reported trade as recorded by the Principal Market for the Trading Day.

c)

“Current SEC Documents” shall mean the Company's Annual Report, as amended, for the year ended December 31, 2007, including the accompanying financial statements, and the Company's latest Quarterly Report, as filed with the U.S. Securities and Exchange Commission (the “SEC”) and as available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”).

d)

“Draw Down” shall have the meaning assigned to such term in Section 6.1(a) hereof.

e)

“Draw Down Closing Date” shall have the meaning assigned to such term in Section 6.1(b) hereof.

f)

“Draw Down Pricing Period” shall have the meaning assigned to such term in Section 6.1(a) hereof.

g)

“Material Adverse Effect” shall mean any adverse effect on the business, operations, properties or financial condition of the Company that materially impairs the ability of the Company and its subsidiaries and affiliates, taken as a whole, to perform any of its material obligations under this Agreement or to carry on its obligations, and shall include the loss for any reason to the Company of the services of Dr. Paul Averback.

h)

“Principal Market” shall mean initially the Nasdaq SmallCap Market, and shall include the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange if the Company is listed and trades on such market or exchange.

i)

“SEC Documents” shall mean all reports, schedules, forms, statements and other documents or material that are available on the SEC’s EDGAR system and that were filed by the Company with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including material filed pursuant to Section 13(a) or 15(d) of the Exchange Act and filings incorporated by reference.

j)

“Shares” shall mean, collectively, the shares of Common Stock of the Company being subscribed for hereunder, or, in the appropriate context, the shares of Common Stock of the Company issued with respect to a Draw Down.

k)

“Trading Day” shall mean any day on which the Principal Market is open for business.

ARTICLE II

Purchase and Sale of Common Stock

Section 2.1

Purchase and Sale of Stock.  Subject to the terms and conditions of this Agreement, the Company shall issue and sell to the Purchaser and the Purchaser shall purchase from the Company up to Fifteen Million Dollars ($15,000,000) of the Company’s Common Stock, no par value per share (the “Common Stock”), based on Draw Downs requested under this Agreement. This Agreement replaces the earlier Common Stock Private Purchase Agreement between the Purchaser and the Company dated November 16, 2007.

1

Section 2.2

The Shares.  The Company has authorized and has reserved and covenants to continue to reserve, free of preemptive rights and other similar contractual rights of stockholders, a sufficient number of its authorized but unissued shares of its Common Stock to cover the Shares to be issued in connection with all Draw Downs requested under this Agreement.  At no time will the Company request a Draw Down which would result in the issuance of a number of shares of Common Stock pursuant to this Agreement which exceeds 19.9% of the number of shares of Common Stock issued and outstanding on the Closing Date without obtaining stockholder approval of such excess issuance.

Section 2.3

Purchase Price and Closing.  The Company agrees to issue and sell to the Purchaser and the Purchaser agrees to purchase that number of the Shares to be issued in connection with each Draw Down. Each party shall deliver all documents, instruments and writings required to be delivered by such party pursuant to this Agreement.

ARTICLE III

Representations and Warranties

Section 3.1

Representation and Warranties of the Company.  The Company hereby makes the following representations and warranties to the Purchaser:

(a)

Organization, Good Standing and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the federal laws of Canada and has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted.  The Company does not have any subsidiaries except as set forth in the Current SEC Documents.  The Company and each such subsidiary is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary except for any jurisdiction in which the failure to be so qualified will not have a Material Adverse Effect on the Company’s financial condition.

(b)

Authorization, Enforcement.  The Company has the requisite corporate power and authority to enter into and perform this Agreement and to issue and sell the Shares in accordance with the terms hereof.  The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company or its Board of Directors or stockholders is required.  This Agreement has been duly executed and delivered, and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.

(c)

Capitalization.  The Company currently has issued and outstanding 30,021,626 shares of its Common Stock, all of which have been duly and validly authorized and are fully-paid and non-assessable.  Except as set forth in this Agreement and as set forth in the Current SEC Documents, no shares of Common Stock are entitled to preemptive rights or registration rights and there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company.  Furthermore, except as set forth in the SEC Documents, there are no contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of the capital stock of the Company or options, securities or rights convertible into shares of capital stock of the Company.  The Company is not a party to, and it has no knowledge of, any agreement restricting the voting or transfer of any shares of the capital stock of the Company.  Except as set forth in the Current SEC Documents, the offer and sale of all capital stock, convertible securities, rights, warrants, or options of the Company issued prior to the Closing complied with all applicable United States Federal and state and Canadian and provincial securities laws, and no stockholder has a right of rescission or damages with respect thereto which would have a Material Adverse Effect on the Company’s financial condition or operating results.  The Company has made available to the Purchaser on request true and correct copies of the Company’s Articles of Incorporation as in effect on the date hereof (the “Articles”), and the Company’s Bylaws as in effect on the date hereof (the “Bylaws”).  The Principal Market for the Common Stock in the United States is the Nasdaq Capital Market, and the Company has not received any notice from such market questioning or threatening the continued inclusion of the Common Stock on such market.

2

(d)

Issuance of Shares.  The Shares to be issued under this Agreement have been duly authorized by all necessary corporate action and, when paid for or issued in accordance with the terms hereof, the Shares shall be validly issued and outstanding, fully paid and non-assessable, and the Purchaser shall be entitled to all rights accorded to a holder of Common Stock.

(e)

No Conflicts.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated herein do not and will not (i) violate any provision of the Company's Articles or Bylaws, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company is a party, (iii) create or impose a lien, charge or encumbrance on any property of the Company under any agreement or any commitment to which the Company is a party or by which the Company is bound or by which any of its respective properties or assets are bound, or (iv) result in a violation of any United States Federal, state, local or Canadian, provincial, or other foreign statute, rule, regulation, order, judgment or decree (including any United States Federal and state or Canadian or provincial securities laws and regulations) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries are bound or affected, except, in all cases, for such conflicts, defaults, termination, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect. The business of the Company and its subsidiaries is not being conducted in violation of any laws, ordinances or regulations of any governmental entity, except for possible violations which singularly or in the aggregate do not and will not have a Material Adverse Effect. The Company is not required under any United States Federal, state or local or Canadian or provincial law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, or issue and sell the Shares in accordance with the terms hereof (other than any prior notification required to the Nasdaq Stock Market of the listing of additional shares and approval of the Quebec Securities Commission for a distribution of shares outside of Quebec and any filings subsequent to the Agreement Closing which may be required to be made by the Company with the SEC, the Quebec Securities Commission, the Nasdaq Stock Market or state or provincial securities administrators and any registration statement, if any, which may be filed pursuant hereto); provided that, for purpose of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the relevant representations and agreements of the Purchaser herein.

(f)

 SEC Documents, Financial Statements.  The Common Stock of the Company is registered pursuant to Section 12(g) of the Exchange Act, and, except as disclosed in the SEC Documents, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Exchange Act, including material filed pursuant to Section 13(a) or 15(d) of the Exchange Act.  The Company has electronically filed true and complete copies of SEC Documents with the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) since August 8, 1996 and the Purchaser acknowledges having access to the EDGAR system and the SEC Documents. The Company has not provided to the Purchaser any information which, according to applicable law, rule or regulation, should have been disclosed publicly by the Company but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement.  As of their filing dates, the Current SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such documents, and, as of their filing dates, the Current SEC Documents did not contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC or other applicable rules and regulations with respect thereto.  Such financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present in all material respects the financial position of the Company and its subsidiaries as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(g)

Subsidiaries.  The Current SEC Documents hereto set forth each subsidiary of the Company, showing the jurisdiction of its incorporation or organization and showing the Company’s  ownership of the outstanding stock or other interests of such subsidiary. All of the outstanding shares of capital stock of each subsidiary have been duly authorized and validly issued, and are fully paid and non-assessable. Neither the Company nor any subsidiary is a party to, nor has any knowledge of, any agreement restricting the voting or transfer of any shares of the capital stock of any subsidiary.

3

(h)

No Material Adverse Effect.  Since June 30, 2008, the date through which the most recent quarterly of the Company has been prepared and filed with the SEC, neither the Company nor its subsidiaries has experienced or suffered any Material Adverse Effect or incurred any liabilities, obligations, debts, claims or losses which, individually or in the aggregate, has had a Material Adverse Effect on the Company or its subsidiaries.

(i)

No Undisclosed Events or Circumstances.  No event or circumstance has occurred or exists with respect to the Company or its subsidiaries or their respective businesses, properties, prospects, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

(j)

Title to Assets.  Each of the Company and the subsidiaries has good and marketable title to all of its real and personal property reflected in the SEC Documents, free of any mortgages, pledges, charges, liens, security interests or other encumbrances, except for those indicated in the Current SEC Documents or such that do not cause a Material Adverse Effect on the Company’s financial condition or operating results.  All said leases of the Company and each of its subsidiaries are valid and subsisting and in full force and effect.

(k)

Actions Pending.  There is no action, suit, claim, investigation or proceeding pending or, to the knowledge of the Company, threatened against the Company or any subsidiary which questions the validity of this Agreement or the transactions contemplated hereby or any action taken or to be taken pursuant hereto or thereto.  Except as set forth in the Current SEC Documents or such that do not cause a Material Adverse Effect, there are no outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against the Company or any subsidiary nor any actions, suits, claims, investigations or proceedings pending or, to the knowledge of the Company, threatened, against or involving the Company, any subsidiary or any of their respective properties or assets.

(l)

Compliance with Law.  The business of the Company and its subsidiaries has been and is presently being conducted in accordance with all applicable United States Federal, state and local and Canadian and provincial governmental laws, rules, regulations and ordinances, except as set forth in the Current SEC Documents or such that do not cause a Material Adverse Effect.  The Company and each of its subsidiaries have all franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of their respective businesses as now being conducted by them unless the failure to possess such franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(m)

Taxes.  Except as set forth in the Current SEC Documents, the Company and each of the subsidiaries has accurately prepared and filed all United States Federal and state and Canadian and provincial and other tax returns required by law to be filed by it, has paid or made provisions for the payment of all taxes shown to be due and all additional assessments, and adequate provision have been and are reflected in the financial statements of the Company and the subsidiaries for all current taxes and other charges to which the Company or any subsidiary is subject and which are not currently due and payable. The Company has no knowledge of any additional assessments, adjustments or contingent tax liability (whether federal, state or provincial) pending or threatened against the Company or any subsidiary for any period, nor of any basis for any such assessment, adjustment or contingency.

(n)

Operation of Business.  The Company and each of the subsidiaries owns or possesses all patents, trademarks, service marks, trade names, copyrights, licenses and authorizations as set forth in the Current SEC Documents, and all rights with respect to the foregoing, which are necessary for the conduct of its business as now conducted without any conflict with the rights of others.

(o)

Regulatory Compliance.  Except as disclosed in the Current SEC Documents or such that do not cause a Material Adverse Effect, the Company and each of its subsidiaries have obtained all material approvals, authorization, certificates, consents, licenses, orders and permits or other similar authorizations of all governmental authorities, or from any other person, that are required under any Food and Drug or Environmental Laws. “Environmental Laws” shall mean all applicable laws and regulations in the United States or Canada relating to the protection of the environment including, without limitation, all requirements pertaining to reporting, licensing, permitting, controlling, investigating or remediating emissions, discharges, releases or threatened releases of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal transport or handling or hazardous substances, chemical substances, pollutants, contaminants or toxic substances, material or wastes, whether solid, liquid or gaseous in nature.  “Food and Drug Laws” shall mean all applicable laws and regulations in the United States and Canada relating to the development, testing, manufacturing and distribution of pharmaceutical products.  Except as set forth in the Current SEC Documents or such that do not cause a Material Adverse Effect, the Company has all necessary governmental approvals required under all Food and Drug and Environmental Laws and used in its business or in the business of any of its subsidiaries.

4

(p)

Books and Records.  The records and documents of the Company and its subsidiaries accurately reflect in all material respects the information relating to the business of the Company and the subsidiaries, the location and collection of their assets, and the nature of all transactions giving rise to the obligations or accounts receivable of the Company or any subsidiary.

(q)

Securities Laws Compliance.  The Company has complied and will comply with all applicable United States Federal and state and Canadian and provincial securities laws in connection with the offer, issuance and sale of the Shares hereunder.  Neither the Company nor anyone acting on its behalf, directly or indirectly, has or will sell, offer to sell or solicit offers to buy the Shares or similar securities to, or solicit offers with respect thereto from, or enter into any preliminary conversations or negotiations relating thereto with, any person (other than the Purchaser), so as to bring the issuance and sale of the Shares under the registration provisions of the Securities Act and applicable state securities laws.  Neither the Company nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) or directed selling efforts (within the meaning of Regulation S under the Securities Act) in connection with the offer or sale of the Shares.  The Company is a “foreign issuer” within the meaning of Regulation S and Rule 405 under the Securities Act.

(r)

Governmental Approvals.  Except as set forth in the Current SEC Documents, and except for the filing of any notice or the obtaining of any necessary approvals or exemptions prior or subsequent to the Closing that may be required under applicable United States Federal or state and Canadian or provincial securities laws (which if required, shall be filed on a timely basis), no authorization, consent, approval, license, exemption of, filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, is or will be necessary for, or in connection with, the execution or delivery of the Shares, or for the performance by the Company of its obligations under this Agreement.

(s)

Employees.  Neither the Company nor any subsidiary has any collective bargaining arrangements or agreements covering any of its employees, except as set forth in the Current SEC Documents.  Except as set forth in the Current SEC Documents or such that do not cause a Material Adverse Effect, neither the Company nor any subsidiary is in breach of any employment contract, agreement regarding proprietary information, noncompetition agreement, nonsolicitation agreement, confidentiality agreement, or any other similar contract or restrictive covenant, relating to the right of any officer, employee or consultant to be employed or engaged by the Company or such subsidiary. Since the date of the latest Current SEC Document, no officer, consultant or key employee of the Company or any subsidiary whose termination, either individually or in the aggregate, could have a Material Adverse Effect, has terminated or, to the knowledge of the Company, has any present intention of terminating his or her employment or engagement with the Company or any subsidiary.

(t)

Use of Proceeds.  The proceeds from the sale of the Shares will be used by the Company and its subsidiaries for general corporate purposes.

(u)

Acknowledgment Regarding Purchaser’s Purchase of Shares.  Company acknowledges and agrees that Purchaser is acting solely in the capacity of arm's length purchaser with respect to this Agreement and the transactions contemplated hereunder and that the Company's decision to enter into this Agreement has been based solely on the independent evaluation by the Company and its own representatives and counsel.

Section 3.2

Representations and Warranties of the Purchaser.  The Purchaser hereby makes the following representations, acknowledgements and warranties to the Company:

(a)

Organization and Standing of the Purchaser.  The Purchaser is a company duly incorporated, validly existing and in good standing under the laws of the Republic of Panama and maintains its principal place of business in Panama. The Purchaser does not maintain a place of business in the United States or Canada, is not a resident of the United States or Canada and is not beneficially owned by any U.S. person within the meaning of Regulation S promulgated under the Securities Act.

(b)

Authorization and Power.  The Purchaser has the requisite power and authority to enter into and perform this Agreement and to purchase the Shares being sold to it hereunder.  The execution, delivery and performance of this Agreement by Purchaser and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action.

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(c)

No Conflicts.  The execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby or relating hereto do not and will not (i) result in a violation of such Purchaser's charter documents or bylaws or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any agreement, indenture or instrument to which the Purchaser is a party, or result in a violation of any law, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to the Purchaser or its properties (except for such conflicts, defaults and violations as would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser).

(d)

 Financial Risks.  The Purchaser acknowledges that it is able to bear the financial risks associated with an investment in the Shares and that it has been given full access to such records of the Company and the subsidiaries and to the officers of the Company and the subsidiaries as it has deemed necessary or appropriate to conduct its due diligence investigation.  The Purchaser is capable of evaluating the risks and merits of an investment in the Shares by virtue of its experience as an investor and its knowledge, experience, and sophistication in financial and business matters and the Purchaser is capable of bearing the entire loss of its investment in the Shares.

(e)

Accredited Investor.  The Purchaser by itself or together with its adviser(s), is an "accredited investor", as such term is defined in Regulation D promulgated by the SEC under the Securities Act,  is an “accredited investor” within the meaning of National Instrument 45-106 , is experienced in investments and business matters, has made investments of a speculative nature and, with its representatives, has such knowledge and experience in financial, tax and other business matters as to enable the Purchaser to utilize the information made available by the Company to evaluate the merits and risks of and to make an informed investment decision with respect to the proposed purchase, which represents a speculative investment.

(f)

Reliance upon Regulation S  The Purchaser acknowledges that it is purchasing the Shares pursuant to an exemption from registration under the United States securities laws in reliance upon Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”).  Accordingly, the Purchaser will not offer or sell any of the Shares to or for the benefit or account of a person resident in the United States or entity existing or incorporated under the laws of the United States or otherwise defined as a “U.S. person” under Regulation S for a period of at least forty (40) days from the date on which the Shares are purchased, unless such Shares are registered under the Securities Act or exempt from registration;

(g)

Access to Publicly Available Documents  The Purchaser acknowledges that it or its advisors has access to all publicly-available documents or reports of the Company, including the SEC Documents and the Company’s press releases, and that it or its advisors has reviewed and understands such documents or reports. The Purchaser acknowledges that the Company has not provided to the Purchaser any information which, according to applicable law, rule or regulation, should have been disclosed publicly by the Company but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement.

(h)

Purchase for Investment.  The Purchaser is purchasing the Shares solely for investment, for its own account, and not with a present intent to resell or otherwise to distribute any of the Shares.  The Purchaser further represents that the Purchaser has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for or which is likely to compel a disposition in any manner of any of the Shares, that the Purchaser is not aware of any circumstances presently in existence which are likely to promote in the future any disposition by the Purchaser of the Shares and that the Purchaser does not presently contemplate any sale of any of the Shares upon the occurrence or nonoccurrence of any predetermined or undetermined event or circumstance.

(i)

Not A U.S. Person.  The Purchaser is not a “U.S. person” or “a person in the United States” within the meaning of Regulation S promulgated under the Securities Act.

(j)

No Prior Short Selling. The Purchaser represents and warrants to the Company that at no time prior to the date of this Agreement has any of the Purchaser, its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any (i) "short sale" (as such term is defined in Rule 3b-3 of the Exchange Act) of the Common Stock or (ii) hedging transaction, which establishes a net short position with respect to the Common Stock.

(k)

General.  The Purchaser understands that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the suitability of the Purchaser to acquire the Shares. The Purchaser represents that any information which the Purchaser is furnishing to the Company in this Agreement, including, without limitation, the information provided on the signature page hereof, is correct and complete, and if such information or responses should cease to be correct at any time following the date hereof, the Purchaser will immediately furnish fully revised or corrected information to the Company.

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(l)

Survival.  The foregoing representations, warranties and agreements of the Purchaser shall survive this Agreement.

ARTICLE IV

Covenants

Section 4.1

The Company’s Covenants.  The Company covenants with the Purchaser as follows:

(a)

Securities Compliance.  The Company shall notify The Nasdaq Stock Market, Inc., in accordance with their rules and regulations, of the transactions contemplated by this Agreement, and shall take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Shares to the Purchaser or subsequent holders.

(b)

Registration and Listing.  The Company will cause its Common Stock to continue to be registered under Sections 12(b) or 12(g) of the Exchange Act, will comply in all respects with its reporting and filing obligations under the Exchange Act, and will not take any action or file any document (whether or not permitted by the Securities Act or the rules promulgated thereunder) to terminate or suspend its reporting and filing obligations under the Exchange Act or Securities Act, except as permitted herein. The Company will take all action necessary to continue the listing or trading of its Common Stock on the Nasdaq SmallCap Market or another Principal Market and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the NASD and The Nasdaq Stock Market.

(c)

Compliance with Laws.  The Company shall comply, and cause each subsidiary to comply, with all applicable laws, rules, regulations and orders, noncompliance with which could have a Material Adverse Effect.

(d)

Keeping of Records and Books of Account.  The Company shall keep and cause each subsidiary to keep adequate records and books of account, in which complete entries will be made in accordance with Canadian GAAP consistently applied, reflecting all financial transactions of the Company and its subsidiaries, and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection with its business shall be made.

(e)

Amendments.  The Company shall not amend or waive any provision the Articles of Incorporation, Bylaws of the Company in any way that would adversely affect the voting rights of the holders of the Shares.

(f)

Other Agreements.  The Company shall not enter into any agreement the terms of which such agreement would restrict or impair the right to perform of the Company or any subsidiary under this Agreement or the Articles of Incorporation of the Company.

(g)

Notice of Certain Events Affecting the Purchase or Sale.  The Company will immediately notify the Purchaser upon the occurrence of any of the following events in respect of the issuance, purchase, sale, trading or distribution of the Shares pursuant to this Agreement: (i) receipt of any notification by the SEC, any state or provincial securities commission or any other regulatory authority with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (ii) issuance by the SEC, any state or provincial securities commission or any other regulatory authority of any stop order or of any order preventing or suspending any issuance, sale, purchase, trading or distribution of the Shares under this Agreement, or of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, or the initiation or threatening of any proceeding for any such purpose.

(h)

Consolidation; Merger.  The Company shall not, at any time after the date hereof, effect any merger or consolidation of the Company with or into, or a transfer of all or substantially all of the assets of the Company to, another entity (a “Consolidation Event”) unless the resulting successor or acquiring entity (if not the Company) assumes by written instrument or by operation of law the obligation to deliver to the Purchaser such shares of stock and/or securities as the Purchaser is entitled to receive pursuant to this Agreement.

7

(i)

Compliance with Regulation S.  The sale of the Shares shall be made in accordance with the provisions and requirements of Regulation S and any applicable federal, state or provincial securities law.  The Company shall make any necessary SEC or other regulatory filings required to be made by the Company in connection with the sale of the Shares to the Purchaser as required by all applicable federal, state and provincial laws, and shall provide a copy thereof to the Purchaser upon request.

Section 4.2

The Purchaser’s Covenants

(a)

Limitation on Short Sales and Hedging Transactions. The Purchaser agrees that beginning on the date of this Agreement and ending on the date of termination or expiration of this Agreement, the Purchaser and its agents, representatives and affiliates shall not in any manner whatsoever enter into or effect, directly or indirectly, any (i) "short sale" (as such term is defined in Rule 3b-3 of the Exchange Act) of the Common Stock or (ii) hedging transaction, which establishes a net short position with respect to the Common Stock.

(b)

Compliance with Regulation S.  The purchase of the Shares shall be made in accordance with the provisions and requirements of Regulation S and any applicable federal, state or provincial securities law. The Purchaser’s trading and distribution activities with respect to shares of the Company’s Common Stock shall be in compliance with all applicable federal, state and provincial securities laws, rules and regulations and rules and regulations of the Principal Market on which the Company’s Common Stock is listed including, without limitation, Regulation S.

(c)

Notice of Certain Events Affecting The Purchase or Sale.  The Purchaser will immediately notify the Purchaser upon the occurrence of any of the following events in respect of the issuance, purchase, sale, trading or distribution of the Shares pursuant to this Agreement: (i) receipt of any notification by the SEC, any state or provincial securities commission or any other regulatory authority with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (ii) issuance by the SEC, any state or provincial securities commission or any other regulatory authority of any stop order or of any order preventing or suspending any issuance, sale, purchase, trading or distribution of the Shares under this Agreement, or of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, or the initiation or threatening of any proceeding for any such purpose.

(d)

Material Changes in Purchaser’s Status  The Purchaser will immediately notify the Company of any changes in circumstance that may reasonably affect the availability of the exemption from registration under the Securities Act and the rules and regulations promulgated thereunder, including, without limitation, any changes that may affect the Purchaser’s status as an "accredited investor", as such term is defined in Regulation D or as a person or entity that is not a U.S. person or a person in the United States for the purposes of Regulation S.

ARTICLE V

Conditions to Closing and Draw Downs

Section 5.1

Conditions Precedent to the Obligation of the Company to Sell the Shares.  The obligation hereunder of the Company to issue and sell the Shares to the Purchaser is subject to the satisfaction or waiver, at or before the Agreement Closing or at or before each Draw Down Closing, of each of the conditions set forth below.  These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

(a)

Accuracy of the Purchaser's Representations and Warranties.  The representations and warranties of the Purchaser shall be true and correct in all material respects as of the date when made and as of the Closing and as of each Draw Down Closing Date as though made at that time, except for representations and warranties that speak as of a particular date.

(b)

Performance by the Purchaser.  The Purchaser shall have performed, satisfied and complied in all material respects with all material covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the Closing and as of each Draw Down Closing Date.

(c)

No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

8

Section 5.2

Conditions Precedent to the Obligation of the Purchaser to Close.  The obligation hereunder of the Purchaser to enter this Agreement is subject to the satisfaction or waiver, at or before the Agreement Closing and at or before each Draw Down Closing, of each of the conditions set forth below.  These conditions are for the Purchaser's sole benefit and may be waived by the Purchaser at any time in its sole discretion.

(a)

Accuracy of the Company's Representations and Warranties.  Each of the representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of the Closing as though made at that time (except for representations and warranties that speak as of a particular date).

(b)

Performance by the Company.  The Company shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing.

(c)

No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(d)

No Proceedings or Litigation.  No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Purchaser or the Company or any subsidiary, or any of the officers, directors or affiliates of the Company or any subsidiary seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

(e)

No Suspension.  Trading in the Company's Common Stock shall not have been suspended by the SEC or The Nasdaq Stock Market, Inc. (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to each Draw Down request), and, at any time prior to such request, trading in securities generally as reported by Nasdaq shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by Nasdaq.

(d)

Material Adverse Effect.  No Material Adverse Effect and no Consolidation Event shall have occurred.

ARTICLE VI

Draw Down Terms

Section 6.1

Draw Down Terms.  Subject to the satisfaction of the conditions set forth in this Agreement, the parties agree as follows:

a)

The Company may, in its sole discretion, issue and exercise a draw down (a “Draw Down”), which Draw Down the Purchaser will be obligated to accept.  The Company shall issue the Draw Down by giving the Purchaser a Draw Down Notice specifying the total Draw Down amount and the date of the Draw Down Notice. The Draw Down Pricing Period shall be the five (5) Trading Days specified in the Draw Down Notice immediately preceding the date of the Draw Down Notice.

b)

Only one Draw Down shall be allowed for each Draw Down Pricing Period. The price per share paid by the Purchaser shall be based on the Average Daily Price on each separate Trading Day during the Draw Down Pricing Period. The number of shares of Common Stock purchased by the Purchaser with respect to each Draw Down shall be determined on the Draw Down Closing Date, which shall be the next Trading Day following the Draw Down date.

c)

The Company shall have the right to issue and exercise a Draw Down of up to $500,000 of the Company’s Common Stock per Draw Down, subject to the limitations set forth immediately below.  The minimum Draw Down shall be $100,000 unless otherwise agreed by Purchaser.

d)

The number of Shares of Common Stock to be issued in connection with each Draw Down shall be equal to the Draw Down amount divided by 97% of the Average Price of the Common Stock for the Draw Down Pricing Period.

9

e)

The Company must provide the Purchaser via facsimile transmission the Draw Down Notice. At no time shall the Purchaser be required to purchase more than the Draw Down amount specified for a given Draw Down Pricing Period.

f)

On or before three Trading Days after each Draw Down Closing Date, the Purchaser shall pay the specified Draw Down amount to the Company. Upon receipt of the Draw Down payment, the Company shall deliver the Shares to the Purchaser in accordance with any instructions from the Purchaser.

ARTICLE VII

Legends; Transfer Agent Instructions

Section 7.1

Legends.  Unless otherwise provided below, each certificate representing Shares will bear the following legend or equivalent (the “Legend”):

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S.  SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY REGULATION S AND SUCH OTHER SECURITIES LAWS.  NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO A TRANSACTION THAT IS EXEMPT FROM SUCH REGISTRATION.

Section 7.2

No Legend Required The legend requirements in Section 7.1 above do not apply where, pursuant to instructions from the Purchaser, the Shares are not delivered to the Purchaser until after the expiration of all applicable holding periods restricting resale of the Shares as determined from the date of the settlement of the Draw Down.

Section 7.3

Transfer Agent Instructions.  Upon the settlement of a Draw Down, the Company shall issue to the transfer agent for its Common Stock (and to any substitute or replacement transfer agent for its Common Stock upon the Company’s appointment of any such substitute or replacement transfer agent) instructions substantially in the form of Exhibit E hereto.  Such instructions shall be irrevocable by the Company from and after the date hereof or from and after the issuance thereof to any such substitute or replacement transfer agent, as the case may be.

Section 7.4

No Other Legend or Stock Transfer Restrictions.  No legend other than the one specified in Section 7.1 shall be placed on the share certificates representing the Shares and no instructions or “stop transfer orders,” “stock transfer restrictions,” or other restrictions shall be given to the Company’s transfer agent with respect thereto other than as expressly set forth in this Article  VII, and the prohibition of transfers of the Shares except in compliance with the requirements of Regulation S, which the Investor hereby acknowledges.

Section 7.5

Investor’s Compliance.  Nothing in this Article shall affect in any way the Investor’s obligations to comply with all applicable securities laws upon resale of the Common Stock.

ARTICLE VIII

Termination

Section 8.1

Termination by Mutual Consent.  The term of this Agreement shall be twenty-four (24) months from the date of execution of this Agreement.  This Agreement may be terminated at any time by mutual written consent of the parties.

Section 8.2

Other Termination.

(a)

The Purchaser may terminate this Agreement upon ten (10) Trading Days’ notice if (i) an event resulting in a Material Adverse Effect has occurred, (ii) the Common Stock is de-listed from the Nasdaq SmallCap Market unless such de-listing is in connection with the listing of the Common Stock on the Nasdaq National Market, the New York or American Stock Exchanges, (iii) the Company files for protection from creditors under any applicable law, or (iv) the Company fails to deliver the Shares to the Purchaser in accordance with the instructions from the Purchaser.

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(b)

The Company may terminate this Agreement upon ten (10) Trading Days’ notice if (i) the Company has completed Draw Downs of at least Eight Million Dollars ($8,000,000) or (ii) the Purchaser shall fail to fund a properly noticed Draw Down within ten (10) Trading Days of the date payment for such Draw Down is due.

Section 8.3

Effect of Termination.  In the event of termination by the Company or the Purchaser, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated without further action by either party.  If this Agreement is terminated as provided in Section 8.1 or 8.2 herein, this Agreement shall become void and of no further force and effect, except for Articles IX and XI herein.  Nothing in this Section 8.3 shall be deemed to release the Company or the Purchaser from any liability for any breach under this Agreement, or to impair the rights to the Company and the Purchaser to compel specific performance by the other party of its obligations under this Agreement.

ARTICLE IX

Indemnification

Section 9.1

General Indemnity.  The Company agrees to indemnify and hold harmless the Purchaser (and its directors, officers, affiliates, agents, successors and assigns) from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorney's fees, charges and disbursements) incurred by the Purchaser as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Company herein.  The Purchaser agrees to indemnify and hold harmless the Company and its directors, officers, affiliates, agents, successors and assigns from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys fees, charges and disbursements) incurred by the Company as result of any inaccuracy in or breach of the representations, warranties or covenants made by the Purchaser herein.

Section 9.2

Indemnification Procedure.  Any party entitled to indemnification under this Article IX (an "indemnified party") will give written notice to the indemnifying party of any matters giving rise to a claim for indemnification; provided, that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article IX except to the extent that the indemnifying party is actually prejudiced by such failure to give notice.  In case any action, proceeding or claim is brought against an indemnified party in respect of which indemnification is sought hereunder, the indemnifying party shall be entitled to participate in and, unless in the reasonable judgment of counsel to the indemnified party a conflict of interest between it and the indemnifying party may exist with respect of such action, proceeding or claim, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party.  In the event that the indemnifying party advises an indemnified party that it will contest such a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the indemnified party may, at its option, defend, settle or otherwise compromise or pay such action or claim.  In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the indemnified party's costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder.  The indemnified party shall cooperate fully with the indemnifying party in connection with any settlement negotiations or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the indemnified party which relates to such action or claim.  The indemnifying party shall keep the indemnified party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.  If the indemnifying party elects to defend any such action or claim, then the indemnified party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense.  The indemnifying party shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent.  Notwithstanding anything in this Article IX to the contrary, the indemnifying party shall not, without the indemnified party’s prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on the indemnified party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the indemnified party of a release from all liability in respect of such claim.  The indemnification required by this Article IX shall be made by periodic payments of the amount thereof during the course of investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred, so long as the indemnified party irrevocably agrees to refund such moneys if it is ultimately determined by a court of competent jurisdiction that such party was not entitled to indemnification.  The indemnity agreements contained herein shall be in addition to (a) any cause of action or similar rights of the indemnified party against the indemnifying party or others, and (b) any liabilities the indemnifying party may be subject to.

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ARTICLE X

Assignment

Section 10.1

Assignment.  Neither this Agreement nor any rights of the Purchaser or the Company hereunder may be assigned by either party to any other person.

ARTICLE XI

Notices

Section 11.1

Notices.  All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) hand delivered, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice.  Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the first business day following the date of sending by reputable courier service, fully prepaid, addressed to such address, or (c) upon actual receipt of such mailing, if mailed.  The addresses for such communications shall be:

If to the Company:	Nymox Pharmaceutical Corporation
9900 Cavendish Blvd., Suite 306
St. Laurent, Quebec, Canada H4M 2V2
Telephone Number: (800) 936-9669
Fax: (514) 332-9167
Attention: Dr. Paul Averback, President

if to the Investor:	As set forth on the signature pages hereto

Either party hereto may from time to time change its address or facsimile number for notices under this Section 11.1 by giving written notice of such changed address or facsimile number to the other party hereto as provided in this Section 11.1.

ARTICLE XII

Miscellaneous

Section 12.1

Fees and Expenses.  The Company shall pay all fees and expenses related to the transactions contemplated by this Agreement; provided, that the Company shall pay, at the Closing of the Agreement, all attorneys fees and expenses (exclusive of disbursements and out-of-pocket expenses) incurred by the Purchaser in connection with the preparation, negotiation, execution and delivery of this Agreement and the transactions contemplated hereunder.  In addition, the Company shall pay all reasonable fees and expenses incurred by the Purchaser in connection with any amendments, modifications or waivers of this Agreement or incurred in connection with the enforcement of this Agreement, including, without limitation, all reasonable attorneys’ fees and expenses.  The Company shall pay all stamp or other similar taxes and duties levied in connection with issuance of the Shares pursuant hereto.

Section 12.2

Specific Enforcement, Consent to Jurisdiction.

(a)

Injunctive Relief. The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

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(b)

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of Canada applicable to contracts made in Quebec by persons domiciled in Montreal and without regard to its principles of conflicts of laws.

(c)

Jurisdiction  Each of the Company and the Purchaser (i) hereby irrevocably submits to the jurisdiction of the Quebec Superior Court and other courts of the Province of Quebec sitting in the District of Montreal for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper.  Each of the Company and the Purchaser consents to process being served in any such suit, action or proceeding by mailing a copy thereof by certified mail, return receipt requested, to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

Section 12.3

Entire Agreement; Amendment.  This Agreement contains the entire understanding of the parties with respect to the matters covered hereby and, except as specifically set forth herein, neither the Company nor the Purchaser makes any representations, warranty, covenant or undertaking with respect to such matters.  No provision of this Agreement may be waived or amended other than by a written instrument signed by the party against whom enforcement of any such amendment or waiver is sought.

Section 12.4

Waivers. No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Section 12.5

Headings. The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof.

Section 12.6

Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns.  The parties hereto may not amend this Agreement or any rights or obligations hereunder without the prior written consent of the Company and each Purchaser to be affected by the amendment.  After Closing, the assignment by a party to this Agreement of any rights hereunder shall not affect the obligations of such party under this Agreement.

Section 12.7

No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

Section 12.8

Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.  Execution may be made by delivery by facsimile.

Section 12.9

Publicity. Prior to the Closing, neither the Company nor the Purchaser shall issue any press release or otherwise make any public statement or announcement with respect to this Agreement or the transactions contemplated hereby or the existence of this Agreement.  After the Closing, the Company may issue a press release or otherwise make a public statement or announcement with respect to this Agreement or the transactions contemplated hereby or the existence of this Agreement; provided, that prior to issuing any such press release, making any such public statement or announcement, the Company obtains the prior consent of the Purchaser, which consent shall not be unreasonably withheld or delayed.

Section 12.10

Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

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Section 12.11

Further Assurances. From and after the date of this Agreement, upon the request of the Purchaser or the Company, each of the Company and the Purchaser shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

Section 12.12

Currencies.  Unless otherwise specified, all references herein to dollars means United States dollars.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorize officer as of the date first above written.

NYMOX PHARMACEUTICAL CORPORATION

By:	/s/ Paul Averback MD
Name:	Dr. Paul Averback
Title:	President

LORROS-GREYSE INVESTMENTS, LTD.

By:	/s/ Dr. Stephan Eschmann
Name:	Dr. Stephan Eschmann
Title:	President

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EXHIBIT E

TREASURY DIRECTIVE

To:

Computershare Investor Services

Re:

Issuance of  _____________________  common shares of

NYMOX PHARMACEUTICAL CORPORATION

By resolution adopted by the Board of Directors of Nymox Pharmaceutical Corporation (the “Company”) dated ____________, you are hereby authorized to issue _______________ common shares (the “Shares”) in consideration for $_____________ (US) received on _______________from Lorros-Greyse Investments, Ltd. (the “Investor”) and in accordance with the Common Stock Private Purchase Agreement between the Investor and the Company. These shares are fully paid and non-assessable.

As transfer agent and registrar for the Company, we request that you issue a certificate for the shares in question as follows:

Lorros-Greyse Investments, Ltd.
__________________________
__________________________

We have received a legal opinion that in order to permit the Company to comply with the requirements of the United States Securities Act of 1933, before the certificate for the Shares is issued to the Investor, the following legend should be typed on the certificate:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S.  SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY REGULATION S AND SUCH OTHER SECURITIES LAWS.  NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO A TRANSACTION THAT IS EXEMPT FROM SUCH REGISTRATION.

Please deliver the certificate to:

Nymox Pharmaceutical Corporation
9900 Cavendish Blvd., Suite 306
St. Laurent, QC H4M 2V2
Attn: Roy Wolvin, C.F.O.

Signed this _____ day of _______________, 2007

NYMOX PHARMACEUTICAL CORPORATION

By:	_________________________________
Roy Wolvin
Secretary-Treasurer